Filed Pursuant to General Instruction II.L. of Form F-10

File No. 333-249493

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated June 26, 2020 to which it relates, as amended or supplemented, including by Amendment No. 1 dated October 15, 2020 (the “Base Shelf Prospectus”), and each document incorporated or deemed to be incorporated by reference in this Prospectus Supplement and in the Base Shelf Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this Prospectus Supplement, and in the Base Shelf Prospectus to which it relates from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of IMV Inc. at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4 (telephone (902) 492-1819), and are also available electronically at www.sedar.com and www.sec.gov.

PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JUNE 26, 2020,
AS AMENDED BY AMENDMENT NO. 1 DATED OCTOBER 15, 2020

New Issue

IMV INC.

$25,000,000

14,285,714 Units

This Prospectus Supplement to the Base Shelf Prospectus of IMV Inc. (“IMV” or the “Corporation”) qualifies the distribution (the “Offering”) of 14,285,714 units (the “Units”) at a price of $1.75 per Unit (the “Offering Price”). Each Unit consists of one common share of the Corporation (each, a “Unit Share”) and three-quarters of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). The Units will separate into Unit Shares and Warrants immediately upon distribution. Each whole Warrant will entitle the holder thereof to purchase one common share of the Corporation (each, a “Warrant Share”) at a price of $2.10 per Warrant Share at any time until 5:00 p.m. (Montréal time) on the date (the “Expiry Date”) that is 60 months following the Closing Date (as defined herein). The Warrants will be governed by a warrant indenture to be entered into on or before the Closing Date between the Corporation and Computershare Trust Company of Canada, as warrant agent. Computershare Trust Company N.A. will act as warrant co-agent. See “Description of Securities Being Distributed – Warrants”.

The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Corporation’s registration statement on Form F-10 (File No. 333-249493) (as amended, the “U.S. Registration Statement”) filed with and declared effective by the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Exchange Rate Information”.

The Units are issued and sold in Canada by Wells Fargo Securities Canada, Ltd., Cantor Fitzgerald Canada Corporation and iA Private Wealth Inc. (the “Canadian Underwriters”) and in the United States by Wells Fargo Securities, LLC, Cantor Fitzgerald & Co. and BTIG, LLC (the “U.S. Underwriters”, and together with the Canadian Underwriters, the “Underwriters”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of July 14, 2021. BTIG, LLC is not registered to sell securities in any Canadian jurisdiction and, accordingly, will not, directly or indirectly, solicit offers to purchase, sell or distribute the Units in Canada and will act as the underwriter for the Corporation only in respect of the offer, sale and distribution of the Units in the United States. The Offering Price has been determined by negotiation between IMV and the Underwriters. See “Plan of Distribution”.

Price: $1.75 per Unit

	Price to the Public(1)	Underwriters’ Commission(2)	Net Proceeds to the Corporation(3)
Per Unit	$1.75	$0.105	$1.645
Total	$25,000,000	$1,500,000	$23,500,000

Notes:

(1)	The Corporation intends to allocate $1.74 of the Offering Price as consideration for the issue of the Unit Share and $0.01 of the Offering Price as consideration for the issue of the three-quarters of one Warrant comprising each Unit.
(2)	The Underwriters will receive a commission (the “Underwriters’ Commission”) equal to 6.00% of the gross proceeds of the Offering.
(3)	After deducting the Underwriters’ Commission but before deducting the expenses of the Offering, estimated to be $300,000. Such net proceeds do not include any proceeds received from the exercise of the Warrants.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares (as defined herein) at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

An investment in the Units involves a high degree of risk. Prospective investors should carefully consider the risk factors described in and/or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.

The common shares of the Corporation (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “IMV” and on the Nasdaq Capital Market (“Nasdaq”) under the symbol “IMV”. On July 14, 2021, the last trading day of the Common Shares on the TSX and Nasdaq before the date hereof, the closing price of the Common Shares was C$2.60 and US$2.08, respectively. An application has been made to list the Unit Shares and the Warrant Shares on the TSX and Nasdaq. Listing of the Unit Shares and the Warrant Shares will be subject to the Corporation fulfilling the respective listing requirements of each of the TSX and Nasdaq. Closing of the Offering is subject to usual closing conditions. There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased in this Offering. In addition, the Warrants will not be listed for trading on the TSX, Nasdaq or any other stock exchange following the Closing Date. This may affect the pricing of such Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Warrants and the extent of issuer regulation. See “Risk Factors”.

The Underwriters conditionally offer the Units on behalf of the Corporation, as principals, and, subject to prior sale, if, as and when issued by the Corporation and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters relating to the Offering relating to Canadian law on behalf of the Corporation by McCarthy Tétrault LLP. Certain legal matters in connection with the Offering relating to U.S. law will be passed upon for the Corporation by Troutman Pepper Hamilton Sanders LLP. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Blake, Cassels & Graydon LLP, with respect to Canadian law, and by Cooley LLP, with respect to U.S. law.

ii

The Underwriters propose to offer the Units initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Units at the Offering Price, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters in respect of the Units will be decreased by the amount that the aggregate price paid by purchasers for the Units is less than the gross proceeds paid by the Underwriters to the Corporation. See “Plan of Distribution”.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing of the Offering will occur on or about July 20, 2021 or such other date as the Corporation and the Underwriters may agree upon (the “Closing Date”).

We expect that delivery of the Unit Shares and Warrants underlying the Units will be made to investors on or about the Closing Date, which is the third business day following the date of pricing of the Units (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Unit Shares and the Warrants underlying the Units on the date of pricing of the Units or the next succeeding business days will be required, by virtue of the fact that the Units initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The Unit Shares underlying the Units will be ready for delivery through the facilities of the Depository Trust Company (“DTC”) or CDS Clearing and Depository Services Inc. (“CDS”), as the case may be, on the Closing Date. It is expected that the Corporation will arrange for the instant deposit of the Unit Shares underlying the Units under the book-based system of registration, to be registered to DTC, CDS or their nominee, as the case may be, and deposited with DTC, CDS or their nominee, as the case may be. It is expected that the Warrants underlying the Units will be issued in certificated form or as direct registration statements (“DRS”). No certificates evidencing the Unit Shares underlying the Units will be issued to purchasers of the Units. Purchasers of the Unit Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a DTC or CDS participant, as the case may be, and from or through whom a beneficial interest in the Unit Shares is purchased.

The offering of Units hereunder is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement and the Base Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Annual financial statements for the year ended December 31, 2020 included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the Underwriters or experts named in this Prospectus Supplement and the Base Shelf Prospectus may be residents of a foreign country and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States. See “Enforceability of Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR NOR HAVE ANY OF THE FOREGOING PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

iii

Prospective investors should be aware that the acquisition, holding or disposition of the Units described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances. See the sections titled “Eligibility for Investment”, “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Risk Factors”.

The Units may only be sold in those jurisdictions where offers and sales are permitted. This Prospectus Supplement is not an offer to sell or a solicitation of an offer to buy the Units in any jurisdiction in which it is unlawful. Prospective investors should be aware that the acquisition or disposition of the Units described in this Prospectus Supplement may have tax consequences in Canada or elsewhere, depending on each particular existing or prospective investor’s specific circumstances.

Michael P. Bailey, Julia P. Gregory, Michael Kalos, Kyle Kuvalanka and Markus Warmuth, members of the board of directors of the Corporation, all reside outside of Canada and have appointed IMV Inc., 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The Corporation’s head office and registered office is located at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4.

Wells Fargo Securities	Cantor

BTIG	iA Private Wealth Inc.

Prospectus Supplement dated July 15, 2021

iv

Prospectus Supplement

Amendment No. 1 to Base Shelf Prospectus

Page

Cover Page	A-1
Enforceability of civil liabilities	A-3

Base Shelf Prospectus

ii

GENERAL MATTERS

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information in the accompanying Base Shelf Prospectus and the documents incorporated by reference therein. The second part is the accompanying Base Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Shelf Prospectus solely for the purposes of this Offering. This Prospectus Supplement may add, update or change information contained in the accompanying Base Shelf Prospectus and the documents incorporated by reference therein. Before investing, you should carefully read both this Prospectus Supplement and the accompanying Base Shelf Prospectus together with the additional information about the Corporation to which you are referred in the sections of this Prospectus Supplement and the Base Shelf Prospectus titled “Documents Incorporated by Reference”.

Purchasers of Units should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. The Corporation has not authorized anyone to provide purchasers with different or additional information. If information in this Prospectus Supplement is inconsistent with the Base Shelf Prospectus or the information incorporated by reference, you should rely on this Prospectus Supplement. If anyone provides purchasers with different or additional information, purchasers should not rely on it. Neither the Corporation nor the Underwriters are making an offer to sell or seeking an offer to buy the Units in any jurisdiction where the offer or sale is not permitted. Purchasers should assume that the information contained in this Prospectus Supplement and the Base Shelf Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus Supplement and the Base Shelf Prospectus or of any sale of the Units. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein include references to trade names and trademarks of other companies, which trade names and trademarks are the properties of their respective owners.

The corporate website of the Corporation is www.imv-inc.com. The information on the Corporation’s website is not intended to be included or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus and prospective purchasers should not rely on such information when deciding whether or not to invest in the Units.

Statistical information and other data relating to the pharmaceutical and biotechnology industry included in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein are derived from recognized industry reports published by industry analysts, industry associations and/or independent consulting and data compilation organizations. Market data and industry forecasts used throughout this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein were obtained from various publicly available sources. Although the Corporation believes that these independent sources are generally reliable, the accuracy and completeness of the information from such sources are not guaranteed and have not been independently verified.

This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein are part of the U.S. Registration Statement. This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to IMV and the Units.

In this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein, unless the context otherwise requires, references to “IMV” or the “Corporation” refer to IMV Inc., together with its Canadian subsidiary, Immunovaccine Technologies Inc. (“IVT”).

Exchange Rate Information

The consolidated financial statements incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus and the other documents incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, and the financial data derived from those consolidated financial statements included in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein, are presented in United States dollars, unless otherwise specified, and have been prepared in accordance with IFRS. References in this Prospectus Supplement to “dollars”, “US$” or “$” are to United States dollars. Canadian dollars are indicated by the symbol “C$”.

The following table lists, for each period presented, the high and low exchange rates, the average of the exchange rates during the period indicated, and the exchange rates at the end of the period indicated, for one United States dollar, expressed in Canadian dollars, based on the closing exchange rate published by the Bank of Canada for the applicable periods.

	Year ended December 31,
	2020	2019	2018
High for the period	1.4496	1.3600	1.3642
Low for the period	1.2718	1.2988	1.2288
End of period	1.2732	1.2988	1.3642
Average for the period	1.3415	1.3269	1.2957

On July 14, 2021, the closing exchange rate for one United States dollar, expressed in Canadian dollars, as reported by the Bank of Canada, was US$1.00 = C$1.2497.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus may constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Legislation Reform Act of 1995, as amended (collectively, “forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Prospectus Supplement, such statements reflect current expectations regarding future events and operating performance and speak only as of the date of this Prospectus Supplement. Forward-looking statements may use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continue”, “predicts” or “should” and other similar terminology.

Forward-looking statements contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus include, but are not limited to, statements relating to:

-	the Corporation’s business strategy;

-	statements with respect to the sufficiency of the Corporation’s financial resources to support its activities;

-	potential sources of funding;

-	the Corporation’s ability to obtain necessary funding on favorable terms or at all;

-	the Corporation’s expected expenditures and accumulated deficit level;

-	the Corporation’s ability to obtain necessary regulatory approvals;

-	the expected outcomes from the Corporation’s preclinical assays, studies and clinical trials and the anticipated timing of release of any results therefrom;

-	the Corporation’s expected outcomes from its ongoing and future research and research collaborations;

-	the Corporation’s exploration of opportunities to maximize shareholder value as part of the ordinary course of its business through collaborations, strategic partnerships and other transactions with third parties;

-	the Corporation’s plans for the research and development of certain product candidates;

-	the Corporation’s progress in developing a vaccine candidate against COVID-19 based on the Corporation’s proprietary drug delivery platform;

-	the Corporation’s strategy for protecting its intellectual property;

-	the Corporation’s ability to identify licensable products or research suitable for licensing and commercialization;

-	the Corporation’s ability to obtain licences on commercially reasonable terms;

-	the Corporation’s plans for generating revenue;

-	the Corporation’s plans for future clinical trials;

-	the Corporation’s expected use of the net proceeds from this Offering; and

-	the Corporation’s hiring and retention of skilled staff.

The forward-looking statements reflect the Corporation’s current views with respect to future events, are subject to risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

-	the Corporation’s ability to raise sufficient capital and obtain additional funding on reasonable terms when necessary;

-	the timing and results of pre-clinical assays, studies and clinical trials;

-	the Corporation’s ability to successfully develop existing and new products;

-	the Corporation’s ability to hire and retain skilled staff;

-	the products and technology offered by the Corporation’s competitors;

-	general business and economic conditions, including as a result of the pandemic outbreak of COVID-19;

-	the Corporation’s ability to accurately assess and anticipate the impact of COVID-19 on the Corporation’s clinical studies and trials and operations generally;

-	the Corporation’s ability to protect its intellectual property;

-	the coverage and applicability of the Corporation’s intellectual property rights to any of its products;

-	the Corporation’s ability to manufacture its products and to meet demand;

-	the general regulatory environment in which the Corporation operates;

-	the Corporation’s ability to collaborate with third-parties and governmental authorities with respect to the clinical development of its products; and

-	obtaining necessary regulatory approvals and the timing in respect thereof.

These statements reflect management’s current views and beliefs and are based on estimates, assumptions, and information currently available to, and considered reasonable by, management. The forward-looking information in this Prospectus Supplement and the Base Shelf Prospectus does not include a full assessment or reflection of the unprecedented impacts of the COVID-19 pandemic and the ongoing and developing resulting indirect global and regional economic impacts. The Corporation is currently experiencing uncertainty related to the rapidly developing COVID-19 situation. It is anticipated that the spread of COVID-19 and global measures to contain it will have an impact on the Corporation, however it is challenging to quantify the potential magnitude of such impact at this time. The Corporation is regularly assessing the situation and remains in contact with its partners, clinical sites and investigators, and suppliers to assess any impacts and risks.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section titled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Prospectus Supplement or the date of the Base Shelf Prospectus or, in the case of documents incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus, as of the date of such documents, and the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law. There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Purchasers are cautioned that forward-looking statements are not guarantees of future performance and accordingly purchasers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. New factors emerge from time to time, and it is not possible for management of the Corporation to predict all of these factors or to assess in advance the impact of each such factor on the Corporation’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

In addition, statements that “the Corporation believes” and similar statements reflect management’s beliefs and opinions on the relevant subject. These statements are based upon information available to management as of the date of this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein, as applicable, and while management believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that management has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

The forward-looking statements contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein are expressly qualified by the foregoing cautionary statements and are made as of the date of this Prospectus Supplement, the Base Shelf Prospectus or the documents incorporated by reference therein, as applicable. The Corporation does not undertake any obligation to publicly update or revise any forward-looking statements, except as required by applicable securities laws. Purchasers should read this entire Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment in the Units.

Documents Incorporated by Reference

This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purpose of the Offering. Other information has also been incorporated by reference in the Base Shelf Prospectus from documents filed with the securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4 (telephone (902) 492-1819), and are also available electronically on the Corporation’s issuer profile at www.sedar.com.

In addition to the continuous disclosure obligations of the Corporation under the securities laws of certain provinces of Canada, the Corporation is subject to certain of the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith file reports and other information with the SEC. Under MJDS, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Corporation may not be required to publish financial statements as promptly as U.S. companies. A free copy of any public document filed by IMV with the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system is available from the SEC’s website at www.sec.gov.

Except to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in any other document that is also incorporated by reference in this Prospectus Supplement, as of the date hereof, the following documents filed by the Corporation with securities commissions or similar authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(i)	the unaudited interim condensed consolidated financial statements of the Corporation for the three-month periods ended March 31, 2021 and 2020;

(ii)	the management’s discussion and analysis of financial condition and results of operations for the Corporation for the three months ended March 31, 2021;

(iii)	the annual information form of the Corporation dated March 16, 2021 for the year ended December 31, 2020 (the “AIF”);

(iv)	the audited annual consolidated financial statements of the Corporation and the notes thereto for the years ended December 31, 2020 and 2019, together with the auditor’s report thereon;

(v)	the management’s report on financial position and operating results of the Corporation for the year ended December 31, 2020 (the “Annual MD&A”); and

(vi)	the management information circular dated as of May 11, 2021 relating to the annual and special meeting of shareholders of the Corporation held on June 18, 2021.

Any documents of the Corporation of the type referred to in the preceding paragraph, any other documents of the Corporation required to be incorporated by reference pursuant to applicable laws, and any material change reports (excluding any confidential material change reports) filed by the Corporation with a securities commission or similar regulatory authority in Canada on or after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC by the Corporation after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus forms a part. In addition, the Corporation may incorporate by reference into this Prospectus, or the U.S. Registration Statement of which it forms a part, other information from documents that the Corporation will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.

Any statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus Supplement or the Base Shelf Prospectus, except as so modified or superseded.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus and on the other information included in the U.S. Registration Statement of which the Base Shelf Prospectus forms a part. The Corporation is not making an offer of Units in any jurisdiction where the offer is not permitted by law.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the U.S. Registration Statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:

·	the documents listed under “Documents Incorporated by Reference” in this Prospectus;

·	the Underwriting Agreement described in this Prospectus Supplement;

·	the Warrant Indenture described in this Prospectus Supplement;

·	the consent of PricewaterhouseCoopers LLP, the Corporation’s independent auditor;

·	the consent of McCarthy Tétrault LLP, the Corporation’s Canadian counsel;

·	the consent of Blake, Cassels & Graydon LLP, Canadian counsel to the Underwriters; and

·	powers of attorney of the Corporation’s directors and officers, as applicable.

Marketing Materials and Contractual Right

Before the filing of this Prospectus Supplement, the Corporation and the Underwriters held road shows that potential investors in the United States and in certain provinces of Canada were able to attend. The Corporation and the Underwriters provided marketing materials to those potential investors in connection with those road shows.

In doing so, the Corporation and the Underwriters relied on a provision in applicable Canadian securities legislation that allows issuers in certain U.S. cross-border offerings to not have to file marketing materials relating to those road shows on SEDAR or include or incorporate those marketing materials in this Prospectus Supplement. To rely on this exemption, the Corporation and the Underwriters must give a contractual right to Canadian investors in the event the marketing materials contain a misrepresentation.

Accordingly, the Corporation and the Underwriters signing the certificate contained in this Prospectus Supplement have agreed that in the event the marketing materials relating to the road shows described above contain a misrepresentation (as defined in securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador), a purchaser resident in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador who was provided with those marketing materials in connection with the road shows and who purchases Units pursuant to this Prospectus Supplement during the period of distribution shall have, without regard to whether the purchaser relied on the misrepresentation, rights against the Corporation and each Underwriter signing the certificate contained in this Prospectus Supplement with respect to the misrepresentation which are equivalent to the rights under the securities legislation of the jurisdiction in Canada where the purchaser is resident, subject to the defences, limitations and other terms of that legislation, as if the misrepresentation was contained in this Prospectus Supplement.

However, this contractual right does not apply (i) to the extent that the contents of the marketing materials relating to the road shows have been modified or superseded by a statement in this Prospectus Supplement, and (ii) to any “comparables” (as such term is defined in National Instrument 44-102 – Shelf Distributions) in the marketing materials provided in accordance with applicable securities legislation.

THE OFFERING

The following is a summary of the principal features of the Offering and is subject to, and should be read together with the more detailed information, financial data and statements contained elsewhere in, and incorporated by reference into, this Prospectus Supplement and the accompanying Base Shelf Prospectus.

Securities Offered by the Corporation

14,285,714 Units. Each Unit consists of one Unit Share and three-quarters of one Warrant. Each whole Warrant will entitle the holder thereof to purchase one Warrant Share at a price of $2.10 per Warrant Share at any time until 5:00 p.m. (Montréal time) on the Expiry Date.

Common Shares to be Outstanding After This Offering	14,285,714 Common Shares.

Plan of Distribution	The Offering is made pursuant to the Underwriting Agreement dated July 14, 2021 among the Corporation and the Underwriters. See “Plan of Distribution”, including for details regarding the Underwriters’ Commission.

Use of Proceeds

The Corporation estimates that the net proceeds from the Offering will be approximately $23,200,000 million after deducting the Underwriters’ Commission of $1,500,000 and Offering expenses, which are estimated to be $300,000, and excluding any proceeds received from the exercise of Warrants.

The Corporation expects to use the net proceeds of the Offering to continue the clinical development of maveropepimut-S in DLBCL, breast cancer, ovarian cancer, bladder cancer and MSI-H, start the clinical development of a new product, DPX-SurMAGE, in bladder cancer, continue the development of the DPX platform and for general corporate purposes. See the section titled “Use of Proceeds” on page S-19 of this Prospectus Supplement.

Risk Factors	Investing in the Units involves a high degree of risk. Please read the information contained in and incorporated by reference under the section titled “Risk Factors” beginning on page S-31 of this Prospectus Supplement, and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this Prospectus Supplement.

Listing	The Corporation has applied to the list the Unit Shares and Warrant Shares qualified for distribution by this Prospectus Supplement on the TSX and Nasdaq. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX and Nasdaq. There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased in this Offering. In addition, the Warrants will not be listed for trading on the TSX, Nasdaq or any other stock exchange following the Closing Date. This may affect the pricing of such Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Warrants and the extent of issuer regulation. See “Risk Factors”.

Closing	Closing on a T+3 basis, on or about July 20, 2021 or such other date as the Corporation and the Underwriters may agree upon.

Trading Symbol	TSX: “IMV” Nasdaq: “IMV”

The number of Common Shares that will be outstanding immediately after this Offering as shown above is based on 67,711,045 Common Shares outstanding as of March 31, 2021. The number of Common Shares outstanding as of March 31, 2021 as used throughout this Prospectus Supplement, unless otherwise indicated, excludes:

-	2,110,139 Common Shares issuable upon exercise of outstanding options outstanding as of March 31, 2021, with a weighted average exercise price of C$4.94 per share;

-	an aggregate of 2,188,297 Common Shares reserved for future issuance under our stock option plan as of March 31, 2021.

Subsequent to March 31, 2021, and through the date of this Prospectus Supplement:

-	IMV granted an additional 150,000 stock options with a weighted average exercise price of C$3.22 per share;

-	IMV granted an additional 123,286 deferred share units (“DSUs”); and

-	IMV issued an additional 84,888 Common Shares upon the redemption of DSUs.

See the section titled “Prior Sales” on page S-29 of this prospectus supplement.

Unless otherwise indicated, all information in this Prospectus Supplement assumes no exercise of outstanding options or warrants.

THE CORPORATION

The following description of IMV is derived from selected information about the Corporation contained in the documents incorporated by reference and does not contain all of the information about the Corporation and its business that should be considered before investing in the Units. This Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein should be reviewed and considered by prospective purchasers in connection with their investment in the Units. This Prospectus Supplement may add to, update or change information in the accompanying Base Shelf Prospectus. You should carefully read this entire Prospectus Supplement and the accompanying Base Shelf Prospectus, including the risks and uncertainties discussed in the section titled “Risk Factors” and the information incorporated by reference in this Prospectus Supplement, including the consolidated financial statements of the Corporation, before making an investment decision. If you invest in the Units, you are assuming a high degree of risk.

The Corporation was incorporated on May 18, 2007 under the name of Rhino Resources Inc. pursuant to the Canada Business Corporations Act. On September 28, 2009, the Corporation changed its name to Immunovaccine Inc. and consolidated its outstanding share capital on a 5 to 1 basis. On May 2, 2018, the Corporation changed its name to IMV Inc. and consolidated its outstanding share capital on a 3.2 to 1 basis.

The Corporation’s head and registered office is located at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4.

BUSINESS OF THE CORPORATION

IMV is a biopharmaceutical company committed to improving the treatment of cancer and giving subjects with hard-to-treat cancers a chance to enjoy a long and healthy life. IMV is using its DPX delivery technology (“DPX platform” or “DPX”), in order to achieve targeted specific, and sustainable immune activation. DPX is an off-the-shelf technology that permits immediate treatment post-diagnosis. The Corporation is developing a portfolio of DPX-based immunotherapies that address unmet medical needs, and its lead product candidate, maveropepimut-S (DPX-Survivac) is a pipeline in a product that generates sustained and targeted immune responses against Survivin, a tumor-associated protein, overexpressed in a high number of tumor types. Maveropepimut-S has already demonstrated prolonged clinical benefit and tumor regression in solid and hematologic cancers with limited side effects and thus far has demonstrated a highly favorable safety profile across Phase 1 and Phase 2 clinical studies (N=350). With the financial support of the Canadian Government, IMV also initiated the development of DPX-COVID-19, a vaccine candidate against SARSCoV-2 using the DPX platform.

DPX-based immunotherapies induce targeted and sustained immune response as illustrated below:

IMV’s lead candidate, maveropepimut-S, is a proprietary subcutaneous formulation of our DPX delivery platform with five unique HLA-restricted Survivin peptides and is known to induce a sustained and specific cytotoxic CD8+ T cell response against Survivin expressing cancer cells showing significant increase of CD8+ T cell infiltration at the tumor site treatment. IMV believes this data confirms the ability of maveropepimut-S to induce robust Survivin-specific effector T cell response in ovarian subjects despite multiple lines of prior myelosuppressive therapies. Survivin, recognized by the National Cancer Institute as a promising tumor-associated antigen, is broadly over-expressed in most cancer types and plays an essential role in inhibiting cell death, altering cancer metabolism, supporting tumor-associated angiogenesis and adhesion, correlating with aggressive disease, depressed when p53 defective, total protein upregulated under hypoxia and promoting resistance to chemotherapies and radiation as well as being a biomarker of poor patient prognosis. IMV has identified over 20 cancer indications in which Survivin could be targeted by maveropepimut-S.

IMV believes that T-cell response predicts anti-cancer effect of treatment. Prolonged and protected peptide exposure has resulted in sustained T-Cell activation and proven durable clinical response as illustrated below:

Maveropepimut-S has altered the tumor immune environment as illustrated below:

Maveropepimut-S has received Fast Track designation from the U.S. Food and Drug Administration (“FDA”) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the FDA and the European Medicines Agency (EMA) in the ovarian cancer indication.

Oncology Pipeline

The chart below illustrates IMV’s current oncology pipeline:

Ovarian Cancer – DeCidE1 Phase 2 study in subjects with recurrent, advanced platinum-sensitive and resistant ovarian cancer (IMV-sponsored) (“DeCidE1”)

Globally, ovarian cancer is the seventh most diagnosed cancer among women and a leading cause of mortality among all gynecological cancers. According to Globocan 2020, on a worldwide basis, 314,000 women are diagnosed and there are 207,000 ovarian cancer related deaths each year with a median age of 63 at diagnosis. Almost all patients relapse and eventually become resistant to platinum-based therapy (70% of patients relapse within three years). The standard of care for recurrent platinum resistant ovarian cancer is single agent chemotherapy (doxorubicin, paclitaxel or topotecan). Those treatment provide a 10-15% objective response rate with a three to four months progression free survival.

DeCidE1 is a Phase 2 multicenter, open-label study evaluating the safety and effectiveness of maveropepimut-S, with intermittent low-dose cyclophosphamide used as an immunomodulator to increase the level of Survivin-specific T cells. This Phase 2 arm enrolled subjects with recurrent, advanced platinum-sensitive and –resistant ovarian cancer. Except for one subject, all subjects were in an advanced stage of the disease, and 12 subjects had received three or more lines of prior therapy.

To be included in this study, subjects needed to be platinum sensitive or resistant, their largest lesion should not be greater than four centimeters, there was no limit of number of prior lines of therapy, no prior exposure to anti-PD1/PD-L1 and ECOG 0-1.

Enrolled subjects are treated for one year or until confirmed PD. The subjects receive maveropepimut-S on study day seven and 28; then every eight weeks. They also receive low dose cyclophosphamide one week on, one week off (BID).

Extensive secondary analysis of tissue and serum are ongoing.

Approximately 80% of subjects in the DeCidE1 trial showed clinical benefits as illustrated below:

Responding subjects in the DeCidE1 study show durable clinical benefits and IMV believes the duration of such clinical benefits were extended by maveropepimut-S as illustrated in the two charts below:

Maveropepimut-S extends duration of Clinical Benefits

DLBCL

Diffuse large B cell lymphoma (DLBCL) is the most common and aggressive form of Non-Hodgkin Lymphoma (“NHL”) accounting for 30%-40% of all cases of adult NHL and, with 27,000 new cases per year in the United States, this blood cancer represents a high unmet medical need. Patients with aggressive NHLs such as DLBCL can generally expect low median survival rates (median overall survival is 4.4 months for patients who fail salvage regimens), with the relative 10-year survival rates reported to be around 46%.2 Despite the advances for treatment of DLBCL, approximately 40% of patients relapse or are refractory to chemotherapy, with low subsequent response rates and an associated poor prognosis and a loss of life expectancy of about five years compared with the general population.3 As described hereunder, in this clinical trial IMV is evaluating subjects who have received at least two prior lines of systemic therapy and who are ineligible or have failed autologous stem cell transplant (“ASCT”) or CAR-T therapy. Based on 2024 projections from Data Monitor syndicated report, it is estimated that there are 9,500 patients in the US eligible for a third line of treatment or are not eligible for stem cell transplantation or cell therapy. It is this patient population that represents a market opportunity for IMV. In 2024, the prevalence of DLBCL in the US is estimated to be at 100,000 patients and around 94,000 patients are going to be treated in all lines of treatment.

2     GlobalData: DLBCL, Competitive Landscape in 2021.

3     Koh JJ, Lim ST, Sultana R, et al. Predictors of early vs late diffuse large B cell lymphoma (DLBCL) relapses in the rituximab era. J Clin Oncol. 2018;36(suppl 15):e19553. doi:0.1200/JCO.2018.36.15_suppl.e19553.

DLBCL – Phase 2b clinical trial (IMV-sponsored)

This three-arm Phase 2b trial is a randomized, parallel group, Simon two-stage study designed to assess the combination of maveropepimut-S and KEYTRUDA® with or without cyclophosphamide (“CPA”). A third arm will evaluate maveropepimut-S as a single agent. Across the three arms of this study, IMV’s lead compound will be evaluated in up to 150 subjects with r/r DLBCL who have received at least two prior lines of systemic therapy and who are ineligible or have failed ASCT or CAR-T therapy. The trial design is further illustrated below:

1    GlobalData: DLBCL, Competitive Landscape in 2021.

2   Add Koh JJ, Lim ST, Sultana R, et al. Predictors of early vs late diffuse large B cell lymphoma (DLBCL) relapses in the rituximab era. J Clin Oncol. 2018;36(suppl 15):e19553. doi:0.1200/JCO.2018.36.15_suppl.e19553.

DLBCL – SPiReL Phase 2 clinical trial (investigator-sponsored)

The SPiReL Phase 2 study is a non-randomized, open-label, uncontrolled, efficacy and safety trial in subjects with r/r DLBCL led by Dr, Neil Berinstein, MD, FRCP(C), ABIM, hematologist-oncologist at the Odette Cancer Centre at Sunnybrook Health Sciences Centre in Toronto. Accrual is ongoing with 24 subjects enrolled and three that are still ongoing. This investigator-sponsored trial is designed to evaluate the safety and efficacy of maveropepimut-S in combination with Merck’s Keytruda® (pembrolizumab), associated with intermittent low-dose CPA in subjects with r/r DLBCL for twelve months as further described below.

Enrolled subjects are treated for one year or until confirmed PD. The subjects receive 0.5 ml maveropepimut-S on study day seven and 28; then 0.1ml every eight weeks. They also receive 200mg Pembrozilumab every three weeks and intermittent, low dose cyclophosphamide one week on, one week off (50 mg BID).

PBMC, radiology and biopsy analysis will be to performed during the duration of this trial. PBMC will occur at day zero, day seven, day 28, at week seven and from week 12 every eight weeks and at the end of the study. Radiology is going to be at day zero, week 13, week 25 and at the end of the study. Biopsies are going to be performed at the beginning of the study, at week 14 and at the end of the study.

IMV believes that Survivin-specific T cell responses confirm maveropepimut-s mechanism of action  as illustrated below:

IMV also believes the clinical effect in PD-L1 positive subjects was profound with 90.9% of evaluable subject showing clinical benefit in the biomarker positive population  as illustrated below:

Significant activity observed in SPiReL beyond that expected from I/O single agents  is illustrated below:

Phase 2 basket trial in 5 solid tumor indications (IMV-sponsored)

In September 2018, IMV announced a Phase 2 basket trial in collaboration with Merck to explore other solid cancer indications with our lead candidate, maveropepimut-S, in association with low dose CPA and in combination with Merck’s Keytruda® (pembrolizumab).

This open-label, multicenter, Phase 2 basket study evaluates the safety and efficacy of the immunotherapeutic combination in subjects with bladder, liver (hepatocellular carcinoma), ovarian, or non-small cell lung (NSCLC) cancers, as well as tumors shown to be positive for the microsatellite instability high (MSI-H) biomarker.

The chart below illustrates early results of such exploratory Phase 2 basket clinical trials with maveropepimut-S sponsored by IMV:

Hormone receptor positive/HER2-negative (HR+/HER2-) Breast Cancer (investigator-sponsored)

Maveropepimut-S will be investigated in subjects with HR+/HER2- breast cancer. HR+/HER2- tumors represent an unmet clinical need with relatively poor responses to neoadjuvant endocrine treatment. Hormone receptive (HR+) and HER2 negative (HER2-) is the most common form of breast cancer representing more than 70% of all cases. Investigators at Providence Cancer Institute have identified ki67 as a prognostic marker of resistance to treatment that is associated with the upregulation of Survivin expression. IMV believes targeting Survivin with maveropepimut-S T cell therapy in this population represents a promising approach that will be tested in the study. This investigator-initiated Phase 1B clinical study will be conducted at the Providence Cancer Institute at their request and is expected to begin this summer.

Survivin upregulation is strongly associated with a subpopulation of breast cancer subjects that are resistant to aromatase inhibitors. We believe it will provide potential further demonstration of the response to our T cell activating therapy and MOA in earlier lines of treatment.

This three-arm Phase 1B trial is designed to assess the combination of maveropepimut-S plus standard-of-care aromatase inhibitor with/without radiotherapy or CPA prior to surgery. Across the three arms of this study, IMV’s lead compound will be evaluated in 18 subjects with resectable, non-metastatic HR+/HER2- breast cancer. Translational analyses with complete tumor resection will be available.

Novel DPX Immunotherapy – DPX-SurMAGE a dual targeted immunotherapy

IMV’s T cell activating immunotherapy, DPX-SurMAGE combines the DPX platform and two cancer antigens: Survivin and MAGE-A9. MAGE protein family member, A9 (MAGE-A9) is frequently expressed in various human cancers including bladder, lung and kidney.

MAGE-A9 peptides will be combined with selected immunogenic peptides from the Survivin protein composing maveropepimut-S to form a dual target T cell activating therapy. IMV believes that MAGE-A9 and Survivin peptides presented on the surface of cancer cells may represent ideal complementary targets for an enhanced DPX-based cancer immunotherapy.

Upcoming Oncology Milestones

The chart below summarizes the upcoming oncology milestones anticipated by IMV at this time.

The Corporation intends to continue the evaluation of maveropepimut-S in different cancer indications and to expand its clinical portfolio with other DPX-based immunotherapies. The DPX platform is a versatile technology that gives IMV the opportunity to develop new immunotherapies in its portfolio with the goal to address more unmet medical needs in the future. Also, the Corporation believes that its DPX platform offers a novel way to deliver drugs to the human body like small-molecules, messenger ribonucleic acid (mRNA), antibodies and virus-like particles (VLPs). As a result, IMV continues to evaluate business development opportunities in potential new areas of interest.

DPX-COVID-19, IMV’s vaccine candidate against SARS-CoV-2, is an intramuscular DPX-based formulation with multiple peptides of the virus spike. This second-generation vaccine aims to be complementary to traditional or mRNA vaccines and to potentially offer long lasting protection. DPX-COVID-19 generated strong and long-lasting immune responses in preclinical assays in animal models.

For further information, see “Business of the Corporation” in the Base Shelf Prospectus and “General Development of the Business” and “Description of the Business” in the AIF.

Recent Developments

On June 9, 2021, IMV announced that Jeremy R. Graff, PhD, was appointed as chief scientific officer, effective as of June 14, 2021. Dr. Graff brings over 20 years of experience in preclinical and clinical research and translational analysis for novel immune-activating therapeutics in oncology.

Most recently, Dr. Graff served as chief development officer and senior vice-president of research at HiberCell, a biotechnology company developing novel therapeutics for cancer relapse and metastasis. He led the scientific and clinical development teams for HiberCell. Prior to that he was employed at Biothera Pharmaceuticals serving as president since 2018 and chief scientific officer since 2014. Dr. Graff spent 16 years at Eli Lilly and Lilly Research Labs where he developed extensive experience in cancer drug discovery and development, immuno-oncology, biomarker discovery and patient stratification. During his last position at Eli Lilly as group leader of cancer biology and patient tailoring, he established a translational oncology unit to improve the technical success of clinical trials. At Lilly Research Labs, he was the recipient of President's Recognition Award, the company's highest annual award. Dr. Graff received a PhD from the University of Kentucky's Markey Cancer Center and completed a postdoctoral fellowship at the John Hopkins University Oncology Center. He has authored 60 peer-reviewed publications and holds a number of patents for novel cancer therapies.

CONSOLIDATED CAPITALIZATION

Since March 31, 2021, the end of the most recent financial period of the Corporation, there have been no material changes in the loan capital of the Corporation and no material changes in the share capital of the Corporation on a consolidated basis other than as outlined under “Prior Sales.” For information on the exercise of options pursuant to the stock option plan of the Corporation and other outstanding convertible securities, see the section titled “Prior Sales.”

The following table summarizes the Corporation’s share and loan capital as at March 31, 2021 on an actual basis and as adjusted to give effect to the issue and sale of 14,285,714 Units in this Offering at a public offering price of $1.75 per Unit, after deducting the Underwriters’ Commission and estimated Offering expenses and excluding any proceeds the Corporation may receive from the exercise of the Warrants. This table should be read in conjunction with the unaudited consolidated interim financial statements of the Corporation as at and for the three-month periods ended March 31, 2021 and 2020. Figures are in thousands of United States dollars, except share data.

	As at March 31, 2021 (Unaudited)
	Actual	As Adjusted(1)

Cash and cash equivalents	$30,453	$53,653
Long-Term Debt	$6,271	$6,271
Equity:
Common Shares	67,711,045	81,996,759
Warrants	2,457,613	13,171,898
Stock Options	2,110,139	2,110,139
Deferred share units	469,874	469,874
Total Equity
Total Share Capital (fully diluted)	72,748,671	97,748,671

(1)	Based on the issuance of 14,285,714 Units for aggregate gross proceeds of $25,000,000, less the Underwriters’ Commission of $1,500,000 and expenses of the Offering, estimated at $300,000, and excluding any proceeds the Corporation may receive from the exercise of the Warrants.

Use of Proceeds

The estimated net proceeds to be received by the Corporation under the Offering will be approximately $23,200,000, after deducting the Underwriters’ Commission and the estimated expenses in connection with this Offering of approximately $300,000.

The Corporation has negative operating cash flow and it is expected that the proceeds from the Offering will be used to fund operating cash flow. The Corporation expects its current cash and cash equivalents, together with the anticipated net proceeds from this Offering, to fund its planned operations until the fourth quarter of 2022. Specifically, the Corporation intends to use approximately $16.7 million of the net proceeds from the Offering to continue the clinical development of maveropepimut-S in DLBCL, breast cancer, ovarian cancer, bladder cancer and microsatellite instability high (MSI-H), start the clinical development of a new product, DPX-SurMAGE, in bladder cancer and continue the development of the DPX platform, and the remainder for general corporate purposes.

The key business objective the Corporation intends to meet with the net proceeds is to get clinical data for the stage 1 portion of the Phase 2b clinical trial in DLBCL.

The foregoing discussion does not include any proceeds the Corporation may receive from the exercise of Warrants.

While the Corporation intends to spend the net proceeds of the Offering as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable. The actual amount that the Corporation spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading “Risk Factors” in this Prospectus Supplement and the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein.

Negative Cash Flow

The Corporation has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $125,288,000 as of March 31, 2021. The ability of the Corporation to continue as a going concern is dependent upon raising additional financing through equity and non-dilutive funding and partnerships. There can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, develop or commercialize any products without future financings. These material uncertainties cast significant doubt as to the Corporation’s ability to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. If the Corporation is unable to obtain additional financing when required, the Corporation may have to substantially reduce or eliminate planned expenditures or the Corporation may be unable to continue operations.

The Corporation’s ability to continue as a going concern is dependent upon its ability to fund its research and development programs and defend its patent rights. It is expected that proceeds from the Offering will be used to fund anticipated negative cash flow from operating activities, as described above.

Plan of Distribution

Pursuant to the Underwriting Agreement dated July 14, 2021 among the Corporation and Wells Fargo Securities Canada, Ltd. and Cantor Fitzgerald & Co. as the representatives (the “Representatives”) of the Underwriters named below and the joint book-running managers of the Offering, the Corporation has agreed to sell to the Underwriters, and each of the Underwriters has severally (and not jointly, nor jointly and severally) agreed to purchase, as principals, or cause to be purchased, on the Closing Date, the respective number of Units shown opposite its name below, at the Offering Price for aggregate gross proceeds of $25,000,000 payable in cash to the Corporation against delivery of the Units, subject to compliance with all necessary legal requirements and the terms and conditions of the Underwriting Agreement. The Offering Price was determined by arm’s length negotiations between the Corporation and the Underwriters, with reference to the prevailing market price of the Common Shares.

Underwriter	Number of Units
Wells Fargo Securities Canada, Ltd.	6,428,571
Cantor Fitzgerald & Co.	5,357,143
BTIG, LLC	1,428,571
iA Private Wealth Inc.	1,071,429
Total	14,285,714

The Underwriters are offering the Units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Units, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions. The obligations of the Underwriters under the Underwriting Agreement are several and not joint (nor joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to (i) the occurrence of any material adverse change or any development that could reasonably be expected to result in a material adverse change, in the condition (financial or other), results of operations, business, properties, management or prospects of the Corporation and its subsidiary taken as a whole, whether or not arising in the ordinary course of business that is so material and adverse as to make it impractical or inadvisable to proceed with the offering of the Units, (ii) the occurrence of any material adverse change in the financial markets in the United States, Canada or the international financial markets, any declaration of a national emergency or war by the United States or Canada, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions (including, without limitation, as a result of terrorist activities), in each case the effect of which is such as to make it, in the judgment of the Representatives, impracticable or inadvisable to market the Units or to enforce contracts for the sale of the Units, (iii) (A) trading in any securities of the Corporation has been suspended or materially limited on Nasdaq or TSX by such exchange, the SEC, any applicable securities commissions or similar authorities in Canada, any qualifying authority or any other governmental authority having jurisdiction, or (B) trading generally on the Nasdaq Stock Market or the TSX has been suspended or limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the SEC, FINRA or any other governmental authority, or (C) the occurrence of a material disruption in commercial banking or securities settlement or clearance services in the United States or Canada, or (iv) declaration of a banking moratorium by either United States federal, Canadian federal or New York authorities. The Underwriters are, however, obligated, to take up and pay for (or cause the payment for) all of the Units if any of the Units are purchased under the Underwriting Agreement. The Underwriters may offer selling group participation to other registered dealers, with compensation to be negotiated between the Underwriters and such selling group participants, but at no additional cost to the Corporation. Pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay certain expenses incurred by the Underwriters in connection with the Offering. The Corporation has also agreed pursuant to the terms of the Underwriting Agreement to indemnify the Underwriters, their affiliates and their respective directors, employees, shareholders and agents against certain liabilities, including liabilities under the U.S. Securities Act, and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof.

The Warrants will be issued under the Warrant Indenture (as defined herein) to the investors. Each whole Warrant will entitle the holder thereof to purchase one Common Share at a price of $2.10 at any time until 5:00 p.m. (Montréal time) on the Expiry Date. The Warrant Indenture will contain provisions designed to protect the holders of Warrants against dilution upon the happening of certain events. No fractional Common Shares will be issued upon the exercise of any Warrants.

Commissions and Discounts

In consideration for the services provided by the Underwriters in connection with the Offering and pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay the Underwriters the Underwriters’ Commission, equal to 6.00% of the aggregate gross proceeds of the Offering. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Units is less than the gross proceeds paid by the Underwriters to the Corporation. Any such reduction will not affect the proceeds received by the Corporation.

The Underwriters propose to offer the Units to the public initially at the Offering Price and to dealers at that price less a concession not in excess of $0.063 per Unit. Without affecting the firm obligation of the Underwriters to purchase the Units in accordance with the Underwriting Agreement, the Underwriters may decrease the Offering Price of the Units which they sell under this Prospectus Supplement after they have made a reasonable effort to sell all such Units at the Offering Price. The sale by the Underwriters of Units at a price of less than the Offering Price will have the effect of reducing the compensation realized by the Underwriters by the amount that the aggregate price paid by the purchasers for Units is less than the gross proceeds paid by the Underwriters for the Units.

The following table shows the public Offering Price, underwriting discounts and commissions and proceeds before expenses to the Corporation.

	Per Unit	Total
Public offering price	$1.75	$25,000,000
Underwriting discounts and commissions	$0.105	$1,500,000
Proceeds, before expenses, to the Corporation(1)	$1.645	$23,500,000

(1) Excluding any proceeds the Corporation may receive from the exercise of the Warrants.

It is estimated that expenses payable by the Corporation in connection with this Offering, other than the underwriting discounts and commissions referred to above, will be approximately $300,000. The Corporation has also agreed to reimburse the Underwriters for up to $75,000 for certain FINRA-related and other expenses incurred in connection with this Offering. In accordance with FINRA Rule 5110, this reimbursement is deemed underwriting compensation for this Offering.

The Offering Price for the Units offered in the U.S. and in Canada is payable in U.S. dollars only. All of the proceeds of the Offering will be paid to the Corporation by the Underwriters in U.S. dollars based on the U.S. dollar Offering Price.

Price Stabilization, Short Positions and Penalty Bids

In connection with the Offering, the Underwriters may purchase and sell Common Shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Because the Corporation has not granted the underwriters an option to purchase additional Units from the Corporation, the Underwriters must close out any short position by purchasing Common Shares in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of various bids for or purchases of Common Shares made by the Underwriters in the open market prior to the closing of the Offering.

The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the Common Shares or preventing or retarding a decline in the market price of the Common Shares. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. The Underwriters may conduct these transactions on Nasdaq, the TSX, in the over-the-counter market or otherwise.

Neither the Corporation nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. In addition, neither the Corporation nor any of the Underwriters make any representation that the Representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the Offering, certain of the Underwriters or securities dealers may distribute this Prospectus Supplement and the Base Shelf Prospectus electronically.

No Sale of Similar Securities

The Corporation and its executive officers and directors will not, subject to certain limited exceptions, directly or indirectly, (i) offer, issue, sell or grant any Common Shares, preferred shares of the Corporation (“Preferred Shares”), or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation, (ii) in the case of Corporation, file or cause the filing of any prospectus in Canada or registration statement under the U.S. Securities Act with respect to any Common Shares, Preferred Shares, or any securities convertible into or exercisable or exchangeable for any Common Shares or other equity securities of the Corporation, other than pursuant to the Underwriting Agreement, or (iii) enter into any swap or other arrangements that transfers to another, in whole or in part, any of the economic consequence of ownership of Common Shares, Preferred Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation for a period of 90 days after the Closing Date, without the prior written consent of Wells Fargo Securities Canada, Ltd. and Cantor Fitzgerald & Co., on behalf of the Underwriters, such consent not to be unreasonably withheld.

Settlement

The Unit Shares underlying the Units will be ready for delivery through the facilities of the DTC or CDS, as the case may be, on the Closing Date. It is expected that the Corporation will arrange for the instant deposit of the Unit Shares underlying the Units under the book-based system of registration, to be registered to DTC, CDS or their nominee, as the case may be, and deposited with DTC, CDS or their nominee, as the case may be. It is expected that the Warrants underlying the Units will be issued in certificated form or as DRS. No certificates evidencing the Unit Shares underlying the Units will be issued to purchasers of the Units. Purchasers of the Unit Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a DTC or CDS participant, as the case may be, and from or through whom a beneficial interest in the Unit Shares is purchased.

We expect that delivery of the Unit Shares and Warrants underlying the Units will be made to investors on or about the Closing Date, which is the third business day following the date of pricing of the Units (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Unit Shares and the Warrants underlying the Units on the date of pricing of the Units or the next succeeding business days will be required, by virtue of the fact that the Units initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

Nasdaq and Toronto Stock Exchange Listing

The Common Shares are listed on the TSX under the symbol “IMV” and on Nasdaq under the symbol “IMV.” An application has been made to list the Unit Shares and Warrant Shares on the TSX and Nasdaq. Listing of the Unit Shares and Warrant Shares will be subject to the Corporation fulfilling the listing requirements of the TSX and Nasdaq. Closing of the Offering is subject to usual closing conditions. There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Offering. In addition, the Warrants will not be listed for trading on the TSX, Nasdaq or any other stock exchange following the Closing Date. This may affect the pricing of such Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Warrants and the extent of issuer regulation.

Other Relationships

The Underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the Underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with the Corporation and its affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.

Sales Inside the United States and Canada

The Offering is being made concurrently in the United States and in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador. The Units will be offered in the United States through certain of the Underwriters, either directly or indirectly, through their respective U.S. broker-dealer affiliates or agents. The Units will be offered in certain provinces of Canada through those Underwriters or their affiliates who are registered to offer the Units for sale in such provinces and such other registered dealers as may be designated by the Underwriters. Subject to applicable law and the provisions of the Underwriting Agreement, the Underwriters may offer the Units outside of the United States and Canada.

The Offering is being made in Canada and in the United States pursuant to the MJDS implemented by the securities regulatory authorities in the United States and Canada. The Units will be offered in the United States and Canada by the Underwriters either directly or through their U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law, the Underwriters may offer the Units outside of Canada and the United States.

BTIG, LLC is not registered to sell securities in any Canadian jurisdiction and, accordingly, will not, directly or indirectly, solicit offers to purchase, sell or distribute the Units in Canada and will act as the underwriter for the Corporation only in respect of the offer, sale and distribution of the Units in the United States.

Sales Outside the United States and Canada

No action has been taken in any jurisdiction (except the United States and Canada) that would permit a public offering of the Units, or the possession, circulation or distribution of this Prospectus Supplement, the accompanying Base Shelf Prospectus or any other material relating to the Corporation or the Units in any jurisdiction where action for that purpose is required. Accordingly, the Units may not be offered or sold, directly or indirectly, and none of this Prospectus Supplement, the accompanying Base Shelf Prospectus or any other offering material or advertisements in connection with the offering of the Units may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the Underwriters may arrange to sell the Units in certain jurisdictions outside the United States and Canada, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell the Units in certain jurisdictions through its affiliates, Wells Fargo Securities International Limited and Wells Fargo Securities Europe SA.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, as defined herein (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of Units described in this Prospectus Supplement, accompanying Base Shelf Prospectus and documents incorporated by reference therein may not be made to the public in that Relevant Member State except that, with effect from and including the Relevant Implementation Date, an offer to the public in that Relevant Member State of any such Units may be made at any time under the following exemptions under the Prospectus Directive:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Underwriters for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Units referred to in (a) to (c) above shall require the Corporation or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospective Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each purchaser of Units described in this Prospectus Supplement, accompanying Base Shelf Prospectus and documents incorporated by reference therein located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purpose of this Prospectus Supplement, accompanying Base Shelf Prospectus and documents incorporated by reference therein, the expression an “offer to the public” in relation to any Units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Units to be offered so as to enable an investor to decide to purchase or subscribe for the Units, as the expression may be varied in the Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This Prospectus Supplement and accompanying Base Shelf Prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive that are also (i) “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order or (iii) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This Prospectus Supplement and accompanying Base Shelf Prospectus are directed only at relevant persons and must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment or investment activity to which this Prospectus Supplement and accompanying Base Shelf Prospectus relates is available only to relevant persons, and will be engaged in only with relevant persons.

Each Underwriter has represented and agreed that:

·	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the common shares in circumstances in which Section 21(1) of the FSMA does not apply to the Corporation; and

·	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

Switzerland

This document as well as any other material relating to the Units that are the subject of the Offering contemplated by this Prospectus Supplement and accompanying Base Shelf Prospectus do not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations. The Units will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the Units, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The Units are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the Units with the intention to distribute them to the public. The investors will be individually approached by the Corporation from time to time.

This document as well as any other material relating to the Units is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without the express consent of the Corporation. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

DESCRIPTION OF securities being distributed

Common Shares

IMV’s authorized share capital consists of an unlimited number of Common Shares and Preferred Shares issuable in series, all without par value. As of July 14, 2021, a total of 67,795,933 Common Shares and no Preferred Shares were issued and outstanding.

See “Description of Share Capital” in the Base Shelf Prospectus for a detailed description of the attributes of the Common Shares.

The Common Shares are currently listed on the TSX under the symbol “IMV” and Nasdaq under the symbol “IMV”.

See “Trading Price and Volume” in the Base Shelf Prospectus and in this Prospectus Supplement for detailed information on the price ranges and trading volume of the Common Shares on the TSX and Nasdaq.

Warrants

The Warrants will be governed by a warrant indenture (the “Warrant Indenture”) to be entered into on or before the Closing Date between the Corporation and Computershare Trust Company of Canada, as warrant agent (the “Warrant Agent”). Computershare Trust Company N.A. will act as warrant co-agent (the “Warrant Co-Agent”). Each Warrant will entitle the holder to purchase one Warrant Share from the treasury of the Corporation at the price of $2.10 per Warrant Share until 5:00 p.m. (Montreal time) on the Expiry Date, subject to adjustment and in accordance with the terms and conditions set out in the Warrant Indenture, after which such Warrants will become null and void.

The following summary of certain anticipated provisions of the Warrant Indenture does not purport to be complete and is subject in its entirety to the detailed provisions of the executed Warrant Indenture. Reference is made to the Warrant Indenture for the full text of the attributes of the Warrants, which will be filed on SEDAR under the issuer profile of the Corporation at www.sedar.com and with the SEC at www.sec.gov. A register of holders of Warrants will be maintained at the principal offices of the Warrant Agent in the City of Montreal, Province of Quebec or at the principal offices of the Warrant Co-Agent in the City of New York, New York or such other place as may be designated in accordance with the Warrant Indenture. The holders of Warrants will not, as such, have any voting right or other right attached to the Warrant Shares until and unless the Warrants are duly exercised as provided for in the Warrant Indenture.

The following summary of certain anticipated provisions of the Warrant Indenture does not purport to be complete and is subject in its entirety to the detailed provisions of the executed Warrant Indenture. Reference is made to the Warrant Indenture for the full text of the attributes of the Warrants, which will be filed on SEDAR under the issuer profile of the Corporation at www.sedar.com and with the SEC at www.sec.gov. A register of holders of Warrants will be maintained at the principal offices of the Warrant Agent in the City of Montreal, Province of Quebec or in the City of Toronto, Province of Ontario. The holders of Warrants will not, as such, have any voting right or other right attached to the Warrant Shares until and unless the Warrants are duly exercised as provided for in the Warrant Indenture.

The exercise price for the Warrants will be payable in United States dollars.

The Warrants will not be listed for trading on any stock exchange or market quotation system.

The Warrant Indenture will provide that the number of Warrant Shares which may be acquired by a holder of Warrants upon the exercise thereof will be subject to anti dilution provisions governed by the Warrant Indenture, including provisions for the appropriate adjustment of the class, number and price of the securities issuable under the Warrant Indenture upon the occurrence of certain events including:

(a)	the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of Common Shares by way of a stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of any outstanding warrants, options or other convertible securities);
(b)	the subdivision, redivision or change of the Common Shares into a greater number of shares;
(c)	the consolidation, reduction or combination of the Common Shares into a lesser number of shares;
(d)	the issuance to all or substantially all of the holders of Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable or exercisable for or convertible into Common Shares, at a price per Common Share to the holder (or at an exchange, exercise or conversion price per share) of less than 95% of the “Current Market Price” (as defined in the Warrant Indenture) of Common Shares on such record date; and
(e)	the issuance or distribution to all or substantially all of the holders of Common Shares of (i) shares other than Common Shares, (ii) rights, options or warrants to acquire Common Shares or securities exchangeable or exercisable for or convertible into Common Shares, (iii) evidences of indebtedness or (iv) cash, securities or any property or other assets.

In the event of a fundamental transaction, as described in the Warrant Indenture and generally including the Corporation’s consolidation or merger with or into another person, the Corporation effects any sale to another person of all or substantially all of its assets, tender offer or exchange offer whereby shareholders who tender shares represent more than 50% of the voting power of the Common Shares and the Corporation accepts such tender for payment, the sale of more than 50% of the Corporation’s outstanding Common Shares, or the Corporation effects any reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (each a “fundamental transaction”), the holders of the Warrants will be entitled to receive upon exercise of the Warrants the same kind and amount of securities, cash, other property or any combination thereof that such holders would be entitled to receive had they exercised the Warrants immediately prior to such fundamental transaction.

The Warrant Indenture will provide that: (i) no adjustment to the exercise price for the Warrants will be required to be made unless such adjustment would result in a change of at least 1% in the exercise price for the Warrants; and (ii) no adjustment to the number of Warrant Shares issuable upon exercise of the Warrants will be required to be made unless such adjustment would result in a change of at least one one-hundredth of a Warrant Share.

The Corporation will covenant in the Warrant Indenture, during the period in which the Warrants are exercisable, to give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, a prescribed number of days prior to the record date or effective date, as the case may be, of such event.

In addition, in certain circumstances, in the event of a fundamental transaction as described above, the holder may, subject to certain conditions including the TSX’ prior written approval in certain circumstances, require the Corporation or a successor company to purchase the Warrants from the holder by paying to the holder an amount of cash equal to the Black-Scholes value of the remaining unexercised portion of the Warrant on the date of consummation of such fundamental transaction; provided, however, that, if the fundamental transaction is not within the Corporation’s control, including not approved by the Corporation’s board of directors, the holder will only be entitled to receive from the Corporation or any successor company, as of the date of consummation of such fundamental transaction, the same type or form of consideration (and in the same proportion), at the Black-Scholes value of the unexercised portion of the Warrant, that is being offered and paid to the shareholders of the Corporation in connection with the fundamental transaction, whether that consideration is in the form of securities, cash, other property or any combination thereof, or whether the shareholders are given the choice to receive from among alternative forms of consideration in connection with the fundamental transaction.

The Warrant Indenture will provide that, from time to time, the Warrant Agent and the Corporation, without the consent of the holders of Warrants, will be able to amend or supplement the Warrant Indenture for certain purposes, including rectifying any ambiguities, defective provisions, clerical omissions or mistakes, or other errors contained in the Warrant Indenture or in any deed or indenture supplemental or ancillary to the Warrant Indenture, provided that, in the opinion of the Warrant Agent, relying on legal counsel, the rights of the holders of Warrants, as a group, are not prejudiced thereby. Subject to the voting rights set forth in the Warrant Indenture, the rights of holders of the Warrants may, in certain circumstances, be modified by way of an extraordinary resolution passed by the affirmative vote of the holders of not less than 66 2/3% of the aggregate number of all the then outstanding Warrants at a meeting duly called and held in accordance with the terms of the Warrant Indenture at which there are present in person or by proxy at least two holders representing at least 20% of the aggregate number of all the then outstanding Warrants.

The Warrant Indenture will include certain beneficial ownership limitations under which Warrants will not be exercisable to the extent that, after giving effect to the issuance of the Warrant Shares issuable upon such exercise of the Warrants, the holder, together with its affiliates and other persons acting as a group with the holder or any of its affiliates, would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such issuance. Such beneficial ownership limitation may be increased or decreased by the holder upon notice to the Corporation, to a maximum of 9.99%. Except as provided in the Warrant Indenture, beneficial ownership will be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent the beneficial ownership limitations apply, the determination of whether a Warrant is exercisable and of which portion of a Warrant is exercisable shall be in the sole discretion and at the sole responsibility of the holder, and the submission of an exercise notice in respect of any Warrants shall be deemed to be the holder’s determination of whether the Warrants are exercisable, and neither the Warrant Agent nor the Corporation will have any obligation to verify or confirm the accuracy of such determination.

Prior to the completion of this Offering, the Corporation will file with securities regulatory authorities in each of the Canadian Qualifying Jurisdictions and the SEC an additional prospectus supplement to the Prospectus covering the issuance of the Warrant Shares upon exercise of the Warrants for purposes of applicable U.S. securities laws (such additional prospectus supplement will not be filed in respect of, and will not qualify, any distribution of the Warrant Shares upon exercise of the Warrants in any Canadian Qualifying Jurisdiction under applicable Canadian securities laws). The Corporation will use commercially reasonable best efforts to maintain a registration statement effective until the earlier of the Expiry Date or such time as no Warrants remain outstanding (provided, however, that nothing shall prevent the Corporation’s amalgamation, arrangement, merger or sale, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Corporation’s obligations under the Warrant Indenture), which could require the additional filing of a new registration statement and/or base shelf prospectus and prospectus supplement if the current Prospectus is no longer usable.

If, at any time prior to the Expiry Date, the Corporation determines that no registration statement filed with the SEC is effective, or that its use is suspended, no holder of Warrants will be permitted to exercise Warrants unless an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws is established to a reasonable satisfaction of the Corporation and the Warrant Agent, and the holders of Warrants will receive a notice of this determination from the Warrant Agent, together with written confirmation that the Warrants may, until the earlier of (x) a registration statement becoming effective or ceasing to be suspended and any prospectus supplement necessary in relation thereto having been filed and (y) the Expiry Date, if the Current Market Price (as defined in the Warrant Indenture) of the Common Shares exceeds the exercise price for the Warrants, also be exercised by means of a “cashless exercise” in which the holder of Warrants will be entitled to receive a number of Common Shares determined on the basis of the excess of the Current Market Price over the exercise price for the Warrants.

The principal offices of the Warrant Agent in the City of Montreal, Province of Quebec or at the principal offices of the Warrant Co-Agent in the City of New York, New York are the location at which Warrants may be surrendered for exercise or transfer.

There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Offering. This may affect the pricing of such Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Warrants and the extent of issuer regulation. See “Risk Factors”.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants; instead any fractional Warrant Shares issuable will be rounded down to the nearest whole number or be exercisable only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Warrant Shares, and no cash or other consideration in lieu of any interest in or claim to any fraction of a Warrant Share will be paid. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

Prior Sales

Except as disclosed under this heading, no other Common Shares or securities exchangeable or convertible into Common Shares have been issued during the twelve-month period preceding the date of this Prospectus Supplement.

Common Shares

During the twelve-month period prior to the date of this Prospectus Supplement, the Corporation has issued:

a)	An aggregate of 4,770,890 Common Shares pursuant to an equity distribution agreement with Piper Sandler & Co. and prospectus supplement dated June 30, 2020, at prices ranging from $3.000 – $5.820 per Common Share, with the weighted average price being $5.135 per Common Share. Such prior equity distribution agreement was terminated as of July 20, 2020 in accordance with its terms.

b)	An aggregate of 533,994 Common Shares pursuant to the October 2020 at-the-market facility, at prices ranging from $4.12– $4.40 per Common Share, with the weighted average price being $4.31 per Common Share.

c)	An aggregate of 84,888 Common Shares issued upon redemption of 86,362 DSUs on April 16, 2021 in accordance with the terms and conditions of the Corporation’s deferred share unit plan.

d)	An aggregate of 611,888 Common Shares issued on the exercise of May 2020 Common Share purchase warrants at a price of C$3.72 per Common Share.

e)	An aggregate of 168,326 Common Shares issued on the exercise of stock options granted pursuant to the Corporation’s amended stock option plan, particulars of which are set forth in the following table:

Issuance Date	Number of Common Shares Issued	Number of Options Exercised	Price
July 24, 2020	6,697	9,844		NA	(1)
January 14, 2021	7,323	16,437		N/A	(1)
January 18, 2021	3,813	3,813	C$	2.37
January 19, 2021	6,750	6,750	C$	2.37
January 20, 2021	9,344	9,344	C$	2.37
January 21, 2021	4,719	4,719	C$	2.37
January 21, 2021	51,555	109,375		N/A	(1)

(1)       Cashless exercise of options pursuant to the cashless exercise provision of the amended stock option plan.

Stock Options

During the twelve-month period preceding the date of this Prospectus Supplement, the Corporation granted stock options pursuant to its amended stock option plan exercisable for an aggregate of 913,725 Common Shares. The particulars of such grants are set forth in the following table:

Date of Grant	Number of Options Granted	Exercise Price
November 11, 2020	100,000	C$	5.02
January 19, 2021	663,725	C$	4.34
April 1, 2021	50,000	C$	3.87
June 14, 2021	100,000	C$	2.90

Deferred Share Units

During the twelve-month period preceding the date of this Prospectus Supplement, the Corporation granted DSUs pursuant to its deferred share unit plan exercisable for an aggregate of 233,254 Common Shares. The particulars of such grants are set forth in the following table:

Date of Grant	Number of DSUs Granted	Grant Date Fair Value
July 20, 2020	14,169	US$	4.63
September 30, 2020	22,867	US$	4.47
December 31, 2020	32,588	US$	3.27
March 31, 2021	40,344	US$	3.11
April 1, 2021	33,398	US$	3.11
May 11, 2021	38,446	US$	2.71
June 30, 2021	51,442	US$	2.19

trading price and volume

The Common Shares are currently listed on the TSX under the symbol “IMV” and Nasdaq under the symbol “IMV”.

The following table provides the price ranges and trading volume of the Common Shares on the TSX for the periods indicated below:

	Price Ranges
	High		Low		Total Volume
July 2020	C$	9.25	C$	3.79	15,987,908
August 2020	C$	7.58	C$	5.19	4,424,862
September 2020	C$	6.66	C$	5.03	4,063,072
October 2020	C$	6.02	C$	4.01	3,522,446
November 2020	C$	5.30	C$	4.15	3,752,792
December 2020	C$	5.22	C$	3.61	3,025,024
January 2021	C$	4.87	C$	3.85	2,648,320
February 2021	C$	5.86	C$	4.11	4,642,068
March 2021	C$	4.91	C$	3.58	3,334,719
April 2021	C$	4.20	C$	3.27	1,565,259
May 2021	C$	3.46	C$	2.65	1,795,416
June 2021	C$	3.00	C$	2.53	871,183
July 1 - July 14, 2021	C$	2.75	C$	2.47	551,120

On July 14, 2021, the last trading day of the Common Shares on the TSX before the date of this Prospectus Supplement, the closing price of the Common Shares was C$2.60.

The following table provides the price ranges and trading volume of the Common Shares on Nasdaq for the periods indicated below:

	Price Ranges
	High		Low		Total Volume
July 2020	US$	6.82	US$	2.80	94,863,004
August 2020	US$	5.73	US$	3.92	16,837,648
September 2020	US$	5.06	US$	3.84	6,623,046
October 2020	US$	4.57	US$	3.03	5,950,142
November 2020	US$	4.05	US$	3.13	7,438,279
December 2020	US$	3.98	US$	2.82	9,020,218
January 2021	US$	3.84	US$	3.01	4,486,443
February 2021	US$	4.60	US$	3.26	6,259,776
March 2021	US$	3.95	US$	2.83	6,738,311
April 2021	US$	3.35	US$	2.62	2,633,984
May 2021	US$	2.87	US$	2.20	2,099,574
June 2021	US$	2.50	US$	2.05	1,792,782
July 1 - July 14, 2021	US$	2.19	US$	2.00	1,027,236

On July 14, 2021, the last trading day of the Common Shares on Nasdaq before the date of this Prospectus Supplement, the closing price of the Common Shares was US$2.08.

Risk Factors

An investment in the Corporation’s securities involves risk. Before you invest in the Units, you should carefully consider the risks contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, including the risks described below and in the AIF and Annual MD&A, which are incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. The discussion of risks related to the business of the Corporation contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus comprises material risks of which the Corporation is aware. If any of the events or developments described actually occurs, the business, financial condition or results of operations of the Corporation would likely be adversely affected.

Risks Relating to this Offering

Management will have broad discretion as to the use of the proceeds from the Offering and may not use the proceeds effectively.

Management of the Corporation will have broad discretion in the application of the net proceeds from the Offering and could spend the proceeds in ways that do not improve the results of operations of the Corporation or enhance the value of the Common Shares. Failure to apply these funds effectively could have a material adverse effect on the business of the Corporation, delay the development of its product candidates, and cause the price of the Common Shares to decline.

The market price of the Common Shares has been and is likely to continue to be volatile and an investment in Common Shares may suffer a decline in value.

You should consider an investment in Units as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The Corporation receives only limited attention by securities analysts and frequently experiences an imbalance between supply and demand for Common Shares. The market price of the Common Shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors such as the financial position of the Corporation and the ability of the Corporation to continue as a going concern; the ability to raise additional capital; the progress and timing of the clinical trials and results; the results of such clinical trials; the ability to obtain partners and collaborators to assist with the future development of the products; general market conditions; announcements of technological innovations or new product candidates by the Corporation, the Corporation collaborators or its competitors; published reports by securities analysts; developments in patent or other intellectual property rights; public concern as to the safety and efficacy of drugs that the Corporation and its competitors develop; and shareholder interest in the Common Shares all contribute to the volatility of the market price of the Common Shares.

Future sales of Common Shares by the Corporation or by its existing shareholders could cause the market price of the Common Shares to fall.

The issuance of Common Shares by the Corporation could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of the Common Shares. Sales by existing shareholders of a large number of Common Shares in the public market and the issuance of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of the Common Shares to decline and have an undesirable impact on the Corporation’s ability to raise capital. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per Common Share.

There will be no Market for the Warrants.

The Corporation has not applied and does not intend to apply to list the Warrants on any securities exchange. There will be no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased in the Offering. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. The Offering Price was determined by arm’s length negotiations between the Corporation and the Underwriters. The allocation of the Offering Price between the Unit Shares and the Warrants comprising the Units has been determined by the Corporation. Allocation of proceeds between Unit Shares and Warrants is based on a preliminary estimate. The IFRS valuation under the Corporation’s accounting policy may differ.

Holders of Warrants Have no Rights as a Shareholder.

Until a holder of Warrants acquires Warrant Shares upon exercise of Warrants, such holder will have no rights with respect to the Warrant Shares underlying such Warrants. Upon exercise of such Warrants, such holder will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.

Dilution of purchasers.

Purchasers who purchase Units as part of the Offering may pay more for the Unit Shares underlying the Units than the amounts paid by existing shareholders or security holders of the Corporation for their Common Shares. As a result, such purchasers may incur immediate and substantial dilution. Convertible securities have been issued and may be issued in the future by the Corporation at a lower price than the current market value of the Common Shares, consequently, purchasers who purchase Unit Shares under the Offering may incur substantial dilution in the near future.

There is no assurance of a sufficient liquid trading market for the Common Shares in the future.

Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Corporation will continue to meet the listing requirements of the TSX or Nasdaq or achieve listing on any other public listing exchange.

No dividends have been paid on the Common Shares and the Corporation does not intend to pay dividends in the foreseeable future although it may ultimately do so in the appropriate circumstances.

The Corporation has paid no cash dividends on any of its Common Shares to date and currently intends to retain its future earnings, if any, to fund the development growth of its businesses. In addition, the terms of any future debt or credit facility may preclude the Corporation from paying any dividends unless certain consents are obtained and certain conditions are met.

Eligibility for Investment

In the opinion of McCarthy Tétrault LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder (“Tax Act”) and provided the Common Shares are listed on a designated stock exchange (which currently includes the TSX) at all relevant times, the Unit Shares, Warrants and Warrant Shares, if issued on the date hereof, will be qualified investments for purposes of the Tax Act for trusts governed by registered retirement savings plans (“RRSP”), registered retirement income funds (“RRIF”), registered education savings plans (“RESP”), deferred profit sharing plans, registered disability savings plans (“RDSP”) and tax free savings accounts (“TFSA”) (each as defined in the Tax Act) provided that in the case of the Warrants, at all relevant times, the Corporation is not and deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under or a holder of a RRSP, RRIF, RESP, RDSP, TFSA or deferred profit sharing plan.

Notwithstanding the foregoing, the holder of the TFSA or RDSP, the annuitant of the RRSP or RRIF, or the subscriber of the RESP, as applicable, will be subject to a penalty tax in respect of the Unit Shares, Warrants or Warrant Shares held in the TFSA, RRSP, RRIF, RESP or RDSP, as applicable, if such Unit Shares, Warrants or Warrant Shares are “prohibited investments” under the Tax Act for such plan. The Unit Shares, Warrants or Warrant Shares generally will not be “prohibited investments” unless the holder of the TFSA or RDSP, the annuitant of the RRSP or RRIF, or the subscriber of the RESP, as the case may be: (i) does not deal at arm’s length with the Corporation for purposes of the Tax Act; or (ii) has a “significant interest” (as defined in the Tax Act) in the Corporation. In addition, the Unit Shares and Warrant Shares generally will not be a prohibited investment if such shares are “excluded property” (as defined in the Tax Act) for trusts governed by a TFSA, RRSP, RRIF, RESP or RDSP.

Holders who intend to hold Unit Shares, Warrants and Warrant Shares in a TFSA, RRSP, RRIF, RDSP or RESP should consult their own tax advisors.

Certain Canadian Federal Income Tax Considerations

In the opinion of McCarthy Tétrault LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following summary describes, as of the date hereof, the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a holder who: (i) acquires, as beneficial owner, Unit Shares and Warrants, pursuant to this Offering , and Warrant Shares upon the exercise of Warrants; (ii) for purposes of the Tax Act and at all relevant times, acquires and holds the Unit Shares, Warrants and Warrant Shares as capital property; and (iii) for purposes of the Tax Act and at all relevant times, deals at arm’s length and is not affiliated with the Corporation and the Underwriters (a “Holder”). Generally Unit Shares, Warrants and Warrant Shares will be considered to be capital property to a Holder thereof provided that the Holder does not hold or use the Unit Shares, Warrants and Warrant Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. For purposes of this section, the term “Common Shares” shall also include the Unit Shares and any Warrant Shares acquired upon the exercise of the Warrants, unless the context otherwise requires.

This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules); (ii)  an interest in which would be a “tax shelter investment” (as defined in the Tax Act); (iii) that is a “specified financial institution” (as defined in the Tax Act); (iv)  that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (v) who enters into or has entered into a “synthetic disposition arrangement” or a “derivative forward agreement” (as defined in the Tax Act) with respect to the Common Shares or Warrants; (vi) that receives dividends on Common Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act); or (vii) that is a corporation resident in Canada (for purposes of the Tax Act) and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Common Shares, controlled by a non-resident person, or a group of non-resident persons that do not deal with each other at arm’s length (for purposes of the Tax Act) for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such investors should consult their own tax advisors with respect to an investment in the Offered Units.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise as incurred debt in connection with the acquisition of Offered Units.

This summary is based upon: (i) the provisions of the Tax Act in force as of the date hereof; (ii) all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”); and (iii) counsel’s understanding of the current published administrative and assessing policies and practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory, administrative governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary also does not take into account any change in the administrative policies or assessing practices of the CRA.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective Holder of Offered Units, and no representations with respect to the tax consequences to any holder or prospective Holder are made therein. Consequently, holders and prospective Holders of Offered Units should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Offered Units pursuant to this Offering, having regard to their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Units (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.

Allocation of Cost

The total purchase price paid for a Unit by a Holder must be allocated on a reasonable basis between the Unit Share and the Warrant that comprise such Unit to determine the respective costs of each to such Holder for purposes of the Tax Act. For its purposes, the Corporation intends to allocate US$1.74 of the Offering Price to each Unit Share and US$0.01 of the Offering Price to each three-quarters of one Warrant. Although the Corporation believes that its allocation is reasonable, it is not binding on the CRA or the Holder.

For purposes of determining the adjusted cost base to a Holder of a Unit Share acquired as part of a Unit, the cost of such Unit Share will be averaged with the adjusted cost base of all other Common Shares of the Company held at that time by the Holder as capital property.

Exercise of Warrants

The exercise of a Warrant to acquire a Warrant Share will not constitute a disposition of property for the purposes of the Tax Act and, consequently, no gain or loss will be realized by a Holder upon the exercise of the Warrant to acquire a Warrant Share. A Warrant Share acquired by a Holder upon the exercise of a Warrant will have an aggregate cost to the Holder equal to the aggregate of the exercise price paid to acquire such share and the adjusted cost base to the Holder of the Warrant so exercised. The cost of each Warrant Share acquired by a Holder upon the exercise of Warrants will be averaged with the adjusted cost base to the Holder of all other Common Shares held by the Holder at that time as capital property to determine the adjusted cost base of each Warrant Share to the Holder.

Holders Resident in Canada

The following discussion applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada (a “Resident Holder”). Certain Resident Holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have their Common Shares, and all other “Canadian securities” (as defined in the Tax Act) owned by such holders, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Resident Holders should consult their own tax advisors regarding this election. This election does not apply to Warrants.

Expiry of Warrants

The expiry of an unexercised Warrant generally will result in a capital loss to the Resident Holder equal to the adjusted cost base of the Warrant to the Resident Holder immediately before its expiry. The tax treatment of capital gains and capital losses is discussed in greater detail below under the heading “Taxation of Capital Gains and Capital Losses”.

Receipt of Dividends on Common Shares

Dividends received or deemed to be received on Common Shares held by a Resident Holder will be included in the Resident Holder’s income for the purposes of the Tax Act.

Such dividends received by a Resident Holder that is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Corporation as “eligible dividends” in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as “eligible dividends” and the Corporation has made no commitments in this regard.

Taxable dividends received or deemed to be received by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

A Resident Holder that is a corporation will include dividends received or deemed to be received on Common Shares in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income subject to all relevant restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors with respect to the application of subsection 55(2) of the Tax Act having regard to their own circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay an additional tax (refundable under certain circumstances) on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income.

Disposition of Common Shares and Warrants

A disposition or a deemed disposition of a Common Share (other than to the Corporation unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market) or Warrant (other than the exercise of a Warrant) by a Resident Holder will generally result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share or Warrant exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years (but not against other income), to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Common Share may, in certain circumstances, be reduced by the amount of any dividends received or deemed to be received by it on such Common Share (or on a share for which the Common Share has been substituted) to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional tax (refundable under certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include taxable capital gains.

Capital gains realized by an individual (including certain trusts) may give rise to liability for minimum tax as calculated under the detailed rules set out in the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Holders Not Resident in Canada

The following summary applies to a Holder who, at all relevant times, for purposes of the Tax Act and any relevant income tax treaty or convention: (i) is neither resident nor deemed to be resident in Canada; and (ii) does not, and is not deemed to, use or hold Common Shares or Warrants in the course of carrying on a business in Canada (a “Non-Resident Holder”). In addition, this discussion does not apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or “an authorized foreign bank” (as defined in the Tax Act).

Receipt of Dividends on Common Shares

Any dividends paid or credited, or deemed to be paid or credited, on the Common Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. For instance, where the Non-Resident Holder is a resident of the United States that is entitled to full benefits under the Canada-United States Tax Convention (1980) as amended (the “Treaty”), and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15% (or 5% in the case of a Non-Resident Holder that is a company entitled to full benefits under the Treaty beneficially owning at least 10% of the Corporation’s voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Common Shares and Warrants

A Non-Resident Holder who disposes of or is deemed to dispose of Common Shares (other than in a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) or Warrants (other than upon the exercise of a Warrant) will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on such disposition or deemed disposition and capital losses arising on such disposition or deemed disposition will not be recognized under the Tax Act unless the Common Shares or Warrants constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX), at the time of disposition, Common Shares or Warrants (as applicable) generally will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60 month period that ends at that time, the two following conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; or (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class of the capital stock of the Corporation; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada; (b) “Canadian resources properties” (as defined in the Tax Act); (c) “timber resource properties” (as defined in the Tax Act); and (d) options in respect of, or interests in, or for civil law rights in, property described in (a) to (c), whether or not such property exists. Notwithstanding the foregoing, Common Shares and Warrants may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

In the event that a Common Share or Warrant constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act or pursuant to an applicable income tax convention, the income tax consequences discussed above for Resident Holders under “Disposition of Common Shares and Warrants” and “Taxation of Capital Gains and Capital Losses” will generally apply to the Non-Resident Holder.

A Non-Resident Holder contemplating a disposition of Common Shares or Warrants that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

Certain U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of the acquisition, ownership, exercise, and disposition of the Units, Unit Shares, and Warrants (collectively, the “Securities”) that are applicable to a U.S. Holder, as defined below, that acquires the Securities pursuant to this Prospectus Supplement. The holder of a Unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying components of the Unit, namely one Unit Share and one Warrant. As a result, the discussion below with respect to actual holders of Unit Shares and Warrants should also apply to holders of Units (as the deemed owners of the underlying Unit Shares and Warrants that comprise the Units). This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold Securities as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, directly or through attribution, 10 percent or more of the total combined voting power of all classes of Corporation stock entitled to vote or 10 percent or more of the total value of shares of all classes of Corporation stock. In addition, this discussion of the U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as: financial institutions; regulated investment companies; real estate investment trusts; tax-exempt entities; insurance companies; persons holding the Securities as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”; persons who acquired the Securities through the exercise or cancellation of employee stock options or otherwise as compensation for their services; U.S. expatriates; persons subject to the alternative minimum tax; persons that generally mark their securities to market for U.S. federal income tax purposes; dealers or traders in securities or currencies; or holders whose functional currency is not the U.S. dollar.

This discussion does not address estate and gift tax, any U.S. federal tax other than income tax, or tax consequences under any state, local or foreign laws.

For purposes of this section, a “U.S. Holder” is a beneficial owner of the Securities that is: (1) an individual citizen of the United States or a resident alien of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity is a beneficial owner of the Securities, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. A U.S. Holder that is a partner (or other owner) of a pass-through entity that acquires Securities is urged to consult its own tax advisor regarding the tax consequences of acquiring, owning and disposing of Securities.

The following discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations, U.S. judicial decisions and administrative pronouncements, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. The Company has not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Securities and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their own tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of Securities.

Allocation of Purchase Price and Characterization of a Unit

No statutory, administrative or judicial authority directly addresses the treatment of a Unit or instruments similar to a Unit for U.S. federal income tax purposes and, therefore, that treatment is not entirely clear. The acquisition of a Unit should be treated for U.S. federal income tax purposes as the acquisition of one Unit Share and one Warrant. We intend to treat the acquisition of a Unit in this manner and, by purchasing a Unit, you will agree to adopt such treatment for tax purposes. For U.S. federal income tax purposes, each holder of a Unit must allocate the purchase price paid by such holder for such Unit between the one Unit Share and the one Warrant based on the relative fair market value of each at the time of issuance. Each investor must make his or her own determination of such value based on all the relevant facts and circumstances. The price allocated to the Unit Share and Warrant should be the stockholder’s tax basis in such Unit Share or Warrant, as the case may be. Any disposition of a Unit should be treated for U.S. federal income tax purposes as a disposition of the one Unit Share and one Warrant comprising the Unit, and the amount realized on the disposition should be allocated between the one Unit Share and one Warrant based on their respective relative fair market values at the time of disposition (as determined by each such Unit holder based on all relevant facts and circumstances).

The foregoing treatment of the Unit and a holder’s purchase price allocation are not binding on the Internal Revenue Service (“IRS”) or the courts. Because there are no authorities that directly address instruments that are similar to the Units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its own tax advisors regarding the tax consequences of an investment in a Unit (including alternative characterizations of a Unit). The balance of this discussion assumes that the characterization of the Units described above is respected for U.S. federal income tax purposes.

Exercise, Disposition or Expiration of Warrants

Exercise of Warrants

A U.S. Holder generally should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share. A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, a U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant should generally begin on the date following the date of exercise of the Warrant, and should not include any period for which the U.S. Holder held the Warrant. The U.S. federal income tax treatment of a cashless exercise of a Warrant is uncertain. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of any cashless exercise of a Warrant and the tax basis in, and the holding period for, the Warrant Share received on such exercise.

Sale or Other Taxable Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, any such gain or loss generally will be a capital gain or loss which will be long-term capital gain or loss if the Warrant is held for more than one year.

Expiration of Warrants Without Exercise

Upon the lapse or expiration of a warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

An adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or assets of the Company, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Corporation). An adjustment made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants generally should not be considered to result in a constructive distribution. Each U.S. Holder is urged to consult its own tax advisor regarding the proper treatment of any adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants or an adjustment to the exercise price of the Warrants.

Ownership and Disposition of Units Shares or Warrant Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Considerations”.

Distributions

Subject to the PFIC rules discussed below, the gross amount of any distribution made by the Company (without reduction for any Canadian income tax withheld from such distribution) will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by the Company will not be eligible for the dividends received deduction allowed to corporations.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) its common shares are readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury has determined is satisfactory for these purposes and (ii) if such foreign corporation is not a PFIC for either the taxable year in which the dividend is paid or the preceding taxable year. The Unit Shares comprising a Unit are readily tradable on the Nasdaq, an established securities market in the United States, and the Corporation may be eligible for the benefits of the Treaty. Accordingly, subject to the PFIC rules, a non-corporate U.S. Holder may qualify for the reduced rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.

To the extent that a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted tax basis in the Securities held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the Securities), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). However, the Company may not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and a U.S. Holder should therefore assume that any distribution by the Corporation with respect to the Securities will be treated as dividends for U.S. federal income tax purposes.

In general, any Canadian withholding tax imposed on dividend payments in respect of the Warrant Shares or Unit Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on the Unit Shares or Warrant Shares will be treated as foreign-source income, and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange or Other Taxable Disposition of Securities

A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of the Warrant Shares or Unit Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the Warrant Shares or Unit Shares, respectively. Generally, subject to the application of the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Warrant Shares or Unit Shares for more than one year. For individual U.S. Holders, long-term capital gains are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, realized upon a sale, exchange or other taxable disposition of the Warrant Shares or Unit Shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes. Consequently, a U.S. Holder may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of the Unit Shares or Warrant Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

Passive Foreign Investment Company Considerations

Special, generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock. PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.

Based on the composition of the Corporation’s income and the value of its assets, the Corporation believes that it was not a PFIC for United States federal income tax purposes for the 2020 taxable year and, based on estimates of the Corporation’s income and assets for 2021, the Corporation believes that it may be a PFIC for the 2021 taxable year. However, we may not be a PFIC for 2021 if government grants received by the Corporation (including certain wage subsidies and funding toward the development of its COVID-19 vaccine candidate, DPX-COVID-19) in 2021 are properly treated as gross income for U.S. federal income tax purposes, but not as passive income for PFIC testing purposes. The determination of PFIC status for any year is very fact specific, being based on the types of income the Corporation earns and the types and value of the Corporation’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, there can be no assurance in this regard, and the IRS may challenge the Corporation’s classification. Accordingly, it is possible that the Corporation may be classified as a PFIC in a past year, in the current taxable year, or in future years. If the Corporation is classified as a PFIC in any year during which a U.S. Holder holds the Securities, the Corporation generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, regardless of whether the Corporation continues to meet the income or asset test discussed above.

If the Corporation were classified as a PFIC for any taxable year during which a U.S. Holder holds the Securities, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale, exchange or other disposition of the Securities or upon the receipt of certain distributions treated as “excess distributions,” regardless of whether such income was actually distributed. An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to the Securities during a single taxable year that are in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to the Securities during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for such Securities. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of the Securities rateably over its holding period for the Securities. For purposes of the PFIC rules, a U.S. Holder will be deemed to have a holding period relating to the Warrant Shares which includes the period the U.S. Holder held the corresponding Warrants. Such amounts would be taxed as ordinary income at  the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax. As described below under “Information Reporting and Backup Withholding,” if the Corporation were classified as a PFIC, such U.S. Holders would generally be required to file IRS Form 8261.

If the Corporation were classified as a PFIC, certain elections could be available to mitigate the consequences described above. If the Unit Shares or Warrant Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such Unit Shares or Warrant Shares will constitute “marketable stock” for purposes of the PFIC rules. The Corporation expects that the Unit Shares or Warrant Shares but not the Warrants, will constitute “marketable stock” for purposes of the PFIC rules. U.S. Holders that make a “mark-to-market election” with respect to such marketable stock would not be subject to the foregoing PFIC rules. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which the Corporation is a PFIC the excess, if any, of the fair market value of the Unit Shares or Warrant Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such Unit Shares or Warrant Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder with a mark-to-market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in the Unit Shares or Warrant Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. Holder’s tax basis in the Unit Shares or Warrant Shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Unit Shares or Warrant Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. Warrants are not expected to be “marketable stock” and, accordingly, a mark-to-market election is not expected to be available for the Warrants. In the event that the Corporation is classified as a PFIC, U.S. Holders are urged to consult their own tax advisor regarding the availability of the mark-to-market election, and whether the election would be advisable in their particular circumstances.

The PFIC tax rules outlined above also would not apply, and different rules would apply, to a U.S. Holder that elected to treat the Corporation as a “qualified electing fund” or “QEF”. An election with respect to Unit Shares or Warrant Shares to treat the Corporation as a QEF will not be available, however, if the Corporation does not provide the information necessary to make such an election. A QEF election may not be made with respect to the Warrants. If the Corporation determines that it is a PFIC for this year or any future taxable year, the Corporation currently expects that it would provide the information necessary for U.S. Holders to make a QEF Election. If a U.S. Holder that exercises Warrants properly makes a QEF Election with respect to the newly acquired Warrant Shares, the QEF Election will apply to the newly acquired Warrant Shares. Notwithstanding the foregoing, the adverse tax consequences relating to PFIC status, adjusted to take into account the current income inclusions resulting from the QEF Election, will continue to apply with respect to such newly acquired Warrant Shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Warrants) for the pre-QEF Election period, unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold its Warrant Shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Warrant Shares acquired upon the exercise of the Warrants. U.S. Holders are urged to consult their tax advisers as to the application of the rules governing purging elections to their particular circumstances. U.S. Holders are urged to consult their own tax advisor regarding the manner and consequences of making a QEF election.

Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC, such option, warrant or right is considered to be PFIC stock also subject to these default rules discussed above. However, a U.S. Holder generally may not make a QEF election or mark-to-market election with respect to warrants. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquired stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held. Thus, this will impact the availability of a timely QEF election or mark-to-market election with respect to Warrants and any Warrant Shares. Because of the complexity and uncertainty of the treatment of warrants under the PFIC rules, each U.S. Holder should consult his own tax advisor regarding the application of the PFIC rules to the Warrant Shares acquired upon an exercise of Warrants and the availability of, and procedure for making, a qualifying election with respect to Warrant Shares.

As discussed above in “Distributions,” notwithstanding any election made with respect to the Unit Shares or Warrant Shares, if the Corporation is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to the Unit Shares or Warrant Shares will not qualify for reduced rates of taxation.

Receipt of Foreign Currency

The gross amount of any distribution in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Passive Income

U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of the Securities may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Information Reporting and Backup Withholding

In general, dividends paid to a U.S. Holder in respect of the Securities and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of the Securities within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a Corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number and make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds U.S.$50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold our Securities. U.S. Holders should also be aware that if the Corporation were a PFIC, they would generally be required to file IRS Form 8261, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Securities and their particular situations.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN UNITS IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

LEGAL MATTERS

Certain Canadian legal matters relating to the Offering will be passed upon on behalf of the Corporation by McCarthy Tétrault LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. As of the date hereof, the partners and associates of McCarthy Tétrault LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

Certain legal matters relating to United States law will be passed upon on behalf of the Corporation by Troutman Pepper Hamilton Sanders LLP and on behalf of the Underwriters by Cooley LLP.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Corporation is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Halifax, Nova Scotia, Canada. PricewaterhouseCoopers LLP has confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Nova Scotia, Canada, and any applicable legislation or regulation and within the meaning of the Public Company Accounting Oversight Board and the SEC.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., at its principal offices located in Toronto, Ontario, Canada or Montreal, Quebec, Canada.

Agent for service of Process

Michael P. Bailey, Julia P. Gregory, Michael Kalos, Kyle Kuvalanka and Markus Warmuth, members of the board of directors of the Corporation, all reside outside of Canada and have appointed IMV Inc., 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4, as agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the Convertible Security (as defined herein) that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights, or consult with a legal advisor.

CONTRACTUAL RIGHTS OF RESCISSION

Original purchasers of securities which are convertible into other securities of the Corporation (“Convertible Securities”) will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Convertible Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus Supplement contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus Supplement.

Enforceability of Civil Liabilities

The Corporation is incorporated under, and governed by, the laws of Canada. Many of its officers and directors and experts named in this Prospectus Supplement and the Base Shelf Prospectus are resident outside of the United States, and a majority of their assets, and the assets of IMV, are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws. There is doubt as to whether Canadian courts would enforce the civil liability claims brought under United States federal securities laws in original actions and/or enforce claims for punitive damages. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

IMV has filed with the SEC, concurrently with the filing of its U.S. Registration Statement on Form F-10 of which this Prospectus Supplement and the Base Shelf Prospectus form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, IMV appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving IMV in a U.S. court arising out of or related to or concerning the Offering of Units under the U.S. Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

Amendment No. 1 dated October 15, 2020 to Short Form Base Shelf Prospectus dated June 26, 2020

The short form prospectus dated June 26, 2020, as amended by this amendment, is referred to as a base shelf prospectus and has been filed under legislation in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador that permits certain information about these securities to be determined after the short form prospectus dated June 26, 2020, as amended by this amendment, has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

The short form base shelf prospectus dated June 26, 2020, as amended by this amendment, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

October 15, 2020

US$200,000,000
Preferred Shares
Common Shares
Subscription Receipts
Warrants
Units

The short form base shelf prospectus dated June 26, 2020 (the “Prospectus”) of IMV Inc. (“IMV” or the “Corporation”) is hereby amended by this amendment to increase the aggregate amount of Securities that may be offered from time to time under the Prospectus from US$125,000,000 to US$200,000,000. As of the date of this amendment, the Corporation has distributed Common Shares with an aggregate principal amount of US$24,500,000 under the Prospectus. Capitalized terms used but not otherwise defined in this amendment have the meanings ascribed thereto in the Prospectus.

The offering of Securities hereunder is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

A-1

Investors should be aware that the acquisition, holding or disposition of the Securities described in the Prospectus may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully in the Prospectus. You should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult your own tax advisor with respect to your own particular circumstances.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the Prospectus or any Prospectus Supplement may be residents of a foreign country and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States. See “Enforceability of Civil Liabilities” in the Prospectus and in this amendment No. 1.

See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 2 and 17 of the Prospectus, and the documents incorporated therein by reference and the applicable Prospectus Supplement, for a discussion of certain risks that you should consider in connection with an investment in these Securities.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Specifically, the Prospectus is amended by deleting all references to “US$125,000,000” contained on the face page of the Prospectus and substituting “US$200,000,000” therefor. The first paragraph of the text on the face page of the Prospectus, as so amended, is deleted and replaced with the following:

“Under this short form base shelf prospectus (the “Prospectus”), IMV Inc. (“IMV” or the “Corporation”) may, from time to time during the 25-month period that this Prospectus, including any amendments, remains valid, offer and issue preferred shares (the “Preferred Shares”) or common shares (the “Common Shares”) of its share capital, or subscription receipts (the “Subscription Receipts”), warrants or options to purchase Common Shares, Preferred Shares or other securities (collectively, the “Warrants”) or units comprised of one or more of the other securities described in this Prospectus in any combination (the “Units” and together with the Preferred Shares, Common Shares, Subscription Receipts and Warrants, the “Securities”) in one or more offerings of up to US$200,000,000 (or the equivalent in Canadian or other foreign currencies). The Securities may be offered separately or together, in amounts, at prices and on terms based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). The Corporation may sell the Preferred Shares, the Subscription Receipts and the Warrants in one or more series.”

The Prospectus is further amended by deleting the reference to “US$125,000,000” contained in the second sentence of the sixth paragraph under the heading “General Matters” on page 1, so that such sentence, as so amended, reads as follows:

“This Prospectus is part of a registration statement on Form F-10 (the “U.S. Registration Statement”) relating to the Securities that the Corporation has or will file with the SEC. Under the U.S. Registration Statement, the Corporation may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of US$200,000,000.”

The Prospectus is further amended by deleting the reference to “US$125,000,000” contained in the first sentence of the first paragraph under the heading “Use of Proceeds” on page 8, so that such sentence, as so amended, reads as follows:

“The aggregate proceeds of distributions of Securities under this Prospectus shall not exceed US$200,000,000.”

A-2

The Prospectus is further amended by deleting and replacing the second paragraph under the heading “Use of Proceeds” on page 8, so that such paragraph, as so amended, reads as follows:

“Unless otherwise specified in a Prospectus Supplement, the net proceeds received by the Corporation from the sale of the Securities will be used potentially for (i) research and development and clinical trial expenditures, which may include expenditures relating to the advancement of the Corporation’s cancer and infectious disease immunotherapies and vaccine candidates, such as DPX-Survivac and DPX-COVID-19, (ii) working capital expenditures, and (iii) capital expenditures. A Prospectus Supplement will contain specific information about the use of proceeds from the sale of the Securities under that Prospectus Supplement.”

The Prospectus must be read together with this amendment, any documents incorporated or deemed to be incorporated by reference therein from time to time and any supplements relating to an offering of Securities thereunder. The statements contained in the Prospectus or in a document incorporated or deemed to be incorporated by reference therein on or subsequent to June 26, 2020 are modified or superseded for the purposes of this amendment to the extent that a statement contained in any subsequently filed document, which also is or is deemed to be incorporated by reference therein, modifies or supersedes that statement.

ENFORCEABILITY OF CIVIL LIABILITIES

IMV has filed with the SEC, concurrently with the filing of the U.S. Registration Statement of which the Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, IMV appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving IMV in a U.S. court arising out of or related to or concerning the offering of Securities under the U.S. Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

A-3

Base Shelf Prospectus

This short form base shelf prospectus has been filed under legislation in the provinces British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be offered or sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This short form prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of IMV Inc. at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4 (telephone (902) 492-1819), and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	June 26, 2020

US$125,000,000
Preferred Shares
Common Shares
Subscription Receipts
Warrants
Units

Under this short form base shelf prospectus (the “Prospectus”), IMV Inc. (“IMV” or the “Corporation”) may, from time to time during the 25-month period that this Prospectus, including any amendments, remains valid, offer and issue preferred shares (the “Preferred Shares”) or common shares (the “Common Shares”) of its share capital, or subscription receipts (the “Subscription Receipts”), warrants or options to purchase Common Shares, Preferred Shares or other securities (collectively, the “Warrants”) or units comprised of one or more of the other securities described in this Prospectus in any combination (the “Units” and together with the Preferred Shares, Common Shares, Subscription Receipts and Warrants, the “Securities”) in one or more offerings of up to US$125,000,000 (or the equivalent in Canadian or other foreign currencies). The Securities may be offered separately or together, in amounts, at prices and on terms based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). The Corporation may sell the Preferred Shares, the Subscription Receipts and the Warrants in one or more series.

The specific variable terms of any offering of Securities will be set forth in a Prospectus Supplement and may include, where applicable:

-	in the case of Preferred Shares, the series of Preferred Shares, the number of Preferred Shares offered, the offering price and any other specific terms;

-	in the case of Common Shares, the number of Common Shares offered, the offering price and currency (in the event the offering is a fixed price distribution), the manner in which the offering price and currency will be determined (in the event the offering is a non-fixed price distribution) and any other specific terms;

-	in the case of Subscription Receipts, the number of Subscription Receipts offered, the issue price, the terms and procedures for the exchange of the Subscription Receipts and any other specific terms;

-	in the case of Warrants, the number of Warrants offered, the offering price, the designation, number and terms of the Securities that may be purchased upon exercise of each Warrant, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are offered and any other specific terms; and

-	in the case of Units, the number of Units offered, the issue price, the currency and the terms of the Units, the designation, number and terms of any other Securities comprising, in any combination, the Units.

A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters set forth in this Prospectus. In addition, where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

All shelf information permitted under Securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of Securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. This Prospectus and any applicable Prospectus Supplement should be read carefully before investing in Securities. This Prospectus may not be used to offer any of the Securities unless accompanied by a Prospectus Supplement.

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “IMV” and on the Nasdaq Capital Market (“Nasdaq”) under the symbol “IMV”. On June 25, 2020, the last trading day of the Common Shares on the TSX and the Nasdaq before the date hereof, the closing price of the Common Shares was $3.81 and US$2.78, respectively. Unless otherwise specified in an applicable Prospectus Supplement, the Preferred Shares, the Subscription Receipts, the Warrants and the Units will not be listed on any securities or stock exchange or on any automated dealer quotation system.

The Corporation may offer and sell Securities to or through underwriters, dealers, placement agents or other intermediaries and the Corporation may also offer and sell its Securities directly to one or more purchasers, or through agents designated from time to time at amounts and prices and other terms determined by the Corporation. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer, placement agent, intermediary or agent engaged in connection with the offering and sale of Securities and will set forth the plan of distribution for such Securities, including the proceeds to the Corporation and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution. See “Plan of Distribution”.

The offering of Securities hereunder is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Annual financial statements for the year ended December 31, 2019 included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

Investors should be aware that the acquisition, holding or disposition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult your own tax advisor with respect to your own particular circumstances.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in this Prospectus or any Prospectus Supplement may be residents of a foreign country and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States. See “Enforceability of Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Julia P. Gregory, Wayne Pisano and Markus Warmuth, members of the board of directors of the Corporation, all reside outside of Canada and have appointed IMV Inc., 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The Corporation’s head office and registered office is located at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4.

Investing in the Securities involves risks, including those that are described in the “Risk Factors” section of this Prospectus. The Corporation will apply to list the Common Shares distributed under this Prospectus including the Common Shares underlying the Preferred Shares, Subscription Receipts, Warrants and Units, if any. However, unless specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Subscription Receipts, Warrants and Units may be sold and purchasers may not be able to resell the Preferred Shares, Subscription Receipts, Warrants and Units purchased under this Prospectus and the Prospectus Supplements. This may affect the pricing of the Preferred Shares, Subscription Receipts, Warrants and Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Warrants and Units and the extent of issuer regulation. See“Risk Factors”.

No underwriter, dealer, placement agent, other intermediary or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

In connection with any offering of Securities, other than an “at-the-market” distribution, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time and will be subject to applicable law. With respect to an “at-the-market” distribution, no underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Corporation by McCarthy Tétrault LLP, with respect to Canadian legal matters, and by Troutman Sanders LLP, with respect to U.S. legal matters.

GENERAL MATTERS

Purchasers of Securities should rely only on the information contained in or incorporated by reference into this Prospectus or any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide purchasers with different or additional information. If anyone provides purchasers with different or additional information, purchasers should not rely on it. The Corporation is not making an offer to sell or seeking an offer to buy these Securities in any jurisdiction where the offer or sale is not permitted. Purchasers should assume that the information contained in this Prospectus or any applicable Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus or any applicable Prospectus Supplement or of any sale of the Securities. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus includes references to trade names and trademarks of other companies, which trade names and trademarks are the properties of their respective owners.

The corporate website of the Corporation is www.imv-inc.com. The information on the Corporation’s website is not intended to be included or incorporated by reference into this Prospectus and prospective purchasers should not rely on such information when deciding whether or not to invest in the Securities.

Statistical information and other data relating to the pharmaceutical and biotechnology industry included in this Prospectus are derived from recognized industry reports published by industry analysts, industry associations and/or independent consulting and data compilation organizations. Market data and industry forecasts used throughout this Prospectus were obtained from various publicly available sources. Although the Corporation believes that these independent sources are generally reliable, the accuracy and completeness of the information from such sources are not guaranteed and have not been independently verified.

In this Prospectus, unless otherwise noted, all dollar amounts are expressed in Canadian dollars.

This Prospectus is part of a registration statement on Form F-10 (the “U.S. Registration Statement”) relating to the Securities that the Corporation has or will file with the SEC. Under the U.S. Registration Statement, the Corporation may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of US$125,000,000. This Prospectus, which constitutes part of the U.S. Registration Statement, provides you with a general description of the Securities that the Corporation may offer. Each time the Corporation sells Securities under the U.S. Registration Statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. A Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference”. This Prospectus does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to IMV and the Securities.

EXCHANGE RATE INFORMATION

The consolidated financial statements incorporated by reference into this Prospectus and the other documents incorporated by reference into this Prospectus, and the financial data derived from those consolidated financial statements included in this Prospectus, are presented in Canadian dollars, unless otherwise specified, and have been prepared in accordance with IFRS. References in this Prospectus to “dollars”, “C$” or “$” are to Canadian dollars. United States dollars are indicated by the symbol “US$”.

The following table lists, for each period presented, the high and low exchange rates, the average of the exchange rates during the period indicated, and the exchange rates at the end of the period indicated, for one Canadian dollar, expressed in United States dollars, based on the exchange rate published by the Bank of Canada for the applicable periods. Periods prior to March 1, 2017 are based on the noon rate published by the Bank of Canada. Periods from and after March 1, 2017 are based on the closing exchange rate published by the Bank of Canada.

	Year ended December 31,			Three Months ended March 31,
	2019	2018	2017	2020	2019
High for the period	0.7699	0.8138	0.8245	0.7710	0.7637
Low for the period	0.7353	0.7330	0.7276	0.6898	0.7353
End of period	0.7699	0.7330	0.7971	0.7049	0.7483
Average for the period	0.7537	0.7721	0.7708	0.7443	0.7522

On June 25, 2020, the closing exchange rate for one Canadian dollar, expressed in United States dollars, as reported by the Bank of Canada, was C$1.00 = US$0.7329.

Cautionary Statement regarding Forward-Looking Statements

Certain statements contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein may constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended (collectively, “forward-looking statements”), which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Prospectus, such statements reflect current expectations regarding future events and operating performance and speak only as of the date of this Prospectus. Forward-looking statements may use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continue”, “potential”, “predicts” or “should” and other similar terminology.

Forward-looking statements include, but are not limited to, statements relating to:

-	the Corporation’s business strategy;

-	statements with respect to the sufficiency of the Corporation’s financial resources to support its activities;

-	potential sources of funding;

-	the Corporation’s ability to obtain necessary funding on favorable terms or at all;

-	the Corporation’s expected expenditures and accumulated deficit level;

-	the Corporation’s ability to obtain necessary regulatory approvals;

-	the Corporation’s expected outcomes from its pre-clinical studies and trials;

-	the Corporation’s expected outcomes from its ongoing and future research and research collaborations;

-	the Corporation’s exploration of opportunities to maximize shareholder value as part of the ordinary course of its business through collaborations, strategic partnerships and other transactions with third parties;

-	the Corporation’s plans for the research and development of certain product candidates;

-	the Corporation’s strategy for protecting its intellectual property;

-	the Corporation’s ability to identify licensable products or research suitable for licensing and commercialization;

-	the Corporation’s ability to obtain licences on commercially reasonable terms;

-	the Corporation’s plans for generating revenue;

-	the Corporation’s plans for future clinical trials; and

-	the Corporation’s hiring and retention of skilled staff.

The forward-looking statements reflect the Corporation’s current views with respect to future events, are subject to risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

-	obtaining additional funding on reasonable terms when necessary;

-	positive results of pre-clinical studies and clinical trials;

-	the Corporation’s ability to successfully develop existing and new products;

-	the Corporation’s ability to hire and retain skilled staff;

-	the products and technology offered by the Corporation’s competitors;

-	general business and economic conditions, including as a result of the pandemic outbreak of coronavirus (“COVID-19”);

-	the Corporation’s ability to protect its intellectual property;

-	the Corporation’s ability to manufacture its products and to meet demand;

-	the general regulatory environment in which the Corporation operates; and

-	obtaining necessary regulatory approvals and the timing in respect thereof.

These statements reflect management’s current views and beliefs and are based on estimates, assumptions, and information currently available to, and considered reasonable by, management. The forward-looking information in this Prospectus does not include a full assessment or reflection of the unprecedented impacts of the COVID-19 pandemic and the ongoing and developing resulting indirect global and regional economic impacts. The Corporation is currently experiencing uncertainty related to the rapidly developing COVID-19 situation. Uncertainties include the scope, severity and duration of the pandemic, the actions taken to contain or mitigate its impact and the direct and indirect effect of the pandemic and containment measures, among others. It is anticipated that the spread of COVID-19 and global measures to contain it will have an impact on the Corporation, however it is challenging to quantify the potential magnitude of such impact at this time. The Corporation is regularly assessing the situation and remains in contact with its partners, clinical sites and investigators, and suppliers to assess any impacts and risks.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “The Common Shares are currently listed on the TSX under the symbol “IMV” and Nasdaq under the symbol “IMV”.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Prospectus or, in the case of documents incorporated by reference in this Prospectus, as of the date of such documents, and the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law. There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Purchasers are cautioned that forward-looking statements are not guarantees of future performance and accordingly purchasers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. New factors emerge from time to time, and it is not possible for management of the Corporation to predict all of these factors or to assess in advance the impact of each such factor on the Corporation’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The forward-looking statements contained in this Prospectus are expressly qualified by the foregoing cautionary statements and are made as of the date of this Prospectus. The Corporation does not undertake any obligation to publicly update or revise any forward-looking statements, except as required by applicable securities laws. Purchasers should read this Prospectus and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment in the Securities.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, B3B 2C4 (telephone (902) 492-1819), and are also available electronically on the Corporation’s issuer profile at www.sedar.com.

In addition to the continuous disclosure obligations of the Corporation under the securities laws of certain provinces of Canada, the Corporation is subject to certain of the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and in accordance therewith file reports and other information with the SEC. Under MJDS, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation may not be required to publish financial statements as promptly as U.S. companies. A free copy of any public document filed by IMV with the SEC’s Electronic Data Gathering and Retrieval (EDGAR) system is available from the SEC’s website at www.sec.gov.

Except to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other document that is also incorporated by reference in this Prospectus, the following documents filed by the Corporation with securities commissions or similar regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(i)	the annual information form of the Corporation dated March 30, 2020 for the year ended December 31, 2019 (the “AIF”);

(ii)	the audited annual consolidated financial statements of the Corporation and the notes thereto for the years ended December 31, 2019 and 2018, together with the auditor’s report thereon;

(iii)	the management’s report on financial position and operating results of the Corporation for the year ended December 31, 2019 (the “Annual MD&A”), except for the “Letter to Shareholders” which is specifically excluded and is not incorporated by reference herein;

(iv)	the unaudited interim condensed consolidated financial statements of the Corporation and the notes thereto for the three months ended March 31, 2020 and 2019;

(v)	the management’s report on financial position and operating results of the Corporation for the three months ended March 31, 2020, except for the “Letter to Shareholders” which is specifically excluded and is not incorporated by reference herein;

(vi)	the management information circular dated May 25, 2020 relating to the annual and special meeting of shareholders of the Corporation to be held on June 29, 2020; and

(vii)	the material change report dated May 12, 2020 relating to a non-brokered private placement of Common Shares.

Any documents of the Corporation of the type referred to in the preceding paragraph and any material change reports (excluding any confidential material change reports) filed by the Corporation with a securities commission or similar regulatory authority in Canada on or after the date of Prospectus and prior to the termination of the offering of Securities hereunder shall be deemed to be incorporated by reference into this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC by the Corporation after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus forms a part. In addition, the Corporation may incorporate by reference into this Prospectus, or the U.S. Registration Statement of which it forms a part, other information from documents that the Corporation will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement and on the other information included in the U.S. Registration Statement of which this Prospectus forms a part. The Corporation is not making an offer of Securities in any jurisdiction where the offer is not permitted by law.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the U.S. Registration Statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:

·	the documents listed under “Documents Incorporated by Reference” in this Prospectus;

·	the consent of PricewaterhouseCoopers LLP, the Corporation’s independent auditor;

·	the consent of McCarthy Tétrault LLP, the Corporation’s Canadian counsel; and

·	powers of attorney of the Corporation’s directors and officers, as applicable.

A copy of the form of warrant indenture for any offering of Warrants, as applicable, under this Prospectus will be filed by post-effective amendment or by incorporation by reference to documents filed with or furnished to the SEC under the U.S. Exchange Act.

THE CORPORATION

The Corporation was incorporated on May 18, 2007 under the name of Rhino Resources Inc. pursuant to the Canada Business Corporations Act. On September 28, 2009, the Corporation changed its name to Immunovaccine Inc. and consolidated its outstanding share capital on a 5 to 1 basis. On May 2, 2018, the Corporation changed its name to IMV Inc. and consolidated its outstanding share capital on a 3.2 to 1 basis.

The Corporation has one wholly-owned subsidiary, Immunovaccine Technologies Inc., which is incorporated under the laws of Nova Scotia.

The Corporation’s head and registered office is located at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4.

BUSINESS OF THE CORPORATION

Overview

IMV is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer, infectious and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Corporation’s proprietary drug delivery platform (“DPX”). This patented technology leverages a novel mechanism of action (“MOA”) discovered by the Corporation. This MOA does not release the active ingredients at the site of injection but forces an active uptake by immune cells (antigen-presenting cells) and delivery of active ingredients into lymph nodes. This unique MOA enables the programming of immune cells in vivo, which are aimed at generating powerful target-specific therapeutic capabilities. DPX’s no-release MOA can be leveraged to generate “first-in-class” T cell therapies with the potential, in the opinion of IMV, to be disruptive in the treatment of cancer. DPX also has multiple manufacturing advantages: it is fully synthetic; can accommodate hydrophilic and hydrophobic compounds; is amenable to a wide-range of applications (for example, peptides, small-molecules, RNA/DNA and antibodies); and provides long term stability as well as low cost of goods.

The Corporation’s first cancer immunotherapy uses survivin based peptides licensed from Merck KGaA, on a worldwide exclusive basis, formulated in DPX (“DPX-Survivac”). Survivin is a well characterized and tumor-associated antigen known to be overexpressed in more than 20 different cancers. DPX-Survivac leverages the MOA of the DPX platform to generate a constant flow of killer T cells in the blood that are targeted against survivin expressed on cancer cells. It is comprised of five minimal major histocompatibility complex (MHC) class I peptides to activate naïve T cells against survivin.

Survivin is a well characterized and recognized tumour-associated antigen known to be expressed during fetal development and across most tumour cell types, but it is rarely present in normal, non malignant adult cells. Survivin controls key cancer processes (apoptosis, cell division and metastasis) and has been associated with chemoresistance and cancer progression. It has been shown that survivin was expressed in all 60 different human tumour lines used in the National Cancer Institute’s cancer drug screening program and documented in the literature to be overexpressed in more than 20 indications.

Foremost, the Corporation’s clinical strategy is to target late stage unmet medical needs for a shorter path to clinical demonstration and first regulatory approval. In addition, the Corporation is evaluating combination with the checkpoint inhibitor of Merck & Co Inc. (“Merck”), Keytruda® (pembrolizumab), in multiple solid tumor indications.

DPX-Survivac is currently being tested in:

·	a phase 2 clinical trial that evaluates DPX-Survivac in an open label safety and efficacy study in ovarian cancer patients with advanced platinum-sensitive and resistant ovarian cancer;

·	two investigator-sponsored phase 2 clinical trials in combination with Merck’s Keytruda® (pembrolizumab) in patients with recurrent, platinum-resistant and sensitive ovarian cancer and in patients with measurable or recurrent diffuse large B cell lymphoma (DLBCL); and

·	a phase 2 basket trial in combination with Merck’s Keytruda® (pembrolizumab) in patients with select advanced or recurrent solid tumors in bladder, liver (hepatocellular carcinoma), ovarian, or non-small-cell lung (NSCLC) cancers, as well as tumors shown to be positive for the microsatellite instability high (MSI-H) biomarker.

In infectious disease vaccine applications, the Corporation has completed a demonstration phase 1 clinical trial with a target against the respiratory syncytial virus (“RSV”). The Corporation also has a commercial licensing agreement with Zoetis for the development of two targeted therapies for cattle and is also conducting several research and clinical collaborations, including collaborations with:

·	the Canadian Center for Vaccinology (CCfV) at Dalhousie University, the Izaak Walton Killam Health Center and the Nova Scotia Health Authority, the Canadian Immunization Research Network (CIRN); the Research Centre on Infectious Diseases at the University Laval in Quebec City and Global Urgent and Advanced Research and Development (GUARD) in Canada for the development of a vaccine candidate for COVID-19;

·	the Wistar Institute to develop a targeted T cell therapy against the common BRAF cancer mutation;

·	the Dana-Farber Cancer Institute for Human Papillomavirus (HPV) related cancers; and

·	Leidos, Inc. in the United States for the development of targeted therapies for malaria and the Zika virus.

Recent developments

On May 21, 2020, the Corporation announced positive preclinical results demonstrating robust immunogenic and antibody responses from the majority of peptide epitopes. Based on these data, the Corporation has selected multiple peptide epitopes to be formulated within its DPX platform to form a vaccine candidate against COVID-19, DPX-COVID-19.

IMV and its collaborators have advanced a DPX-based vaccine for COVID-19 since announcing plans in March. The Corporation used sequences of the virus and immunoinformatics to predict and identify several hundred epitopes, of which 23 were selected for validation in preclinical studies based on their biological relevance to the virus and potential to generate neutralizing antibodies against SARS-CoV-2. Preclinical studies have been ongoing since the beginning of April, with the goal to validate and down select the most promising peptide candidates targeting weaknesses of the virus.

In preclinical animal models, IMV evaluated all 23 peptides formulated within the DPX platform. The majority of peptide epitopes tested generated targeted antibody responses after the first and second dose, without requiring an adjuvant. Based on these results, IMV has selected an optimal combination of peptides based on the best antibody responses for each of the key mechanisms for attachment, fusion and entry of SARS-Cov-2 into human cells. The antibody responses observed were equivalent or superior to a DPX-based peptide epitope vaccine (“DPX-RSV”) used as a reference to evaluate the level of immunogenicity in these preclinical studies, as DPX-RSV is a vaccine candidate against RSV, another RNA respiratory virus, and has demonstrated high functional antibody titers (up to 100-fold increase over placebo maintained for at least 421 days1) in a Phase 1 clinical study in older adults (age 50-64).

On May 29, 2020, the Corporation reported updated clinical response and translational data from DeCidE1, its Phase 2 study evaluating the safety and efficacy of DPX-Survivac with intermittent low-dose cyclophosphamide (“CPA”) in patients with recurrent, advanced platinum-sensitive and -resistant ovarian cancer.

Results from the ongoing study showed prolonged durable clinical responses, alongside favorable tolerability, and strong translational data linking the observed clinical benefit with DPX-Survivac’ mechanism of action.

Updated Results from DeCidE1

As of data cut-off date, May 2, 2020, 19 patients were evaluable for efficacy with four patients (21%) still receiving treatment. Notably, 18/19 evaluable patients had stage 3 or 4 disease at time of diagnosis, the majority of whom had received ≥3 lines of prior therapy and were platinum resistant. Key findings on the safety and efficacy of DPX-Survivac/CPA are outlined below:

·	5/19 patients (26%) achieved a Partial Response (“PR”) with tumor regression >30% on target lesions

·	15/19 patients (79%) achieved disease control, defined as Stable Disease (“SD”) or PR on target lesions

o	Tumor shrinkage of target lesions was observed in 10 patients (53%)

·	Overall, treatment was well-tolerated. The majority of treatment-related adverse events reported were Grade 1 events and related to reactions at the injection site.

Durable clinical benefits lasting ≥ 6 months were observed in seven patients (37%):

·	5/7 patients (71%) have now reached duration of clinical benefit > 10 months including three patients with PR and two patients with SD

·	The two patients with SD are about to reach the 1-year mark.

Translational analyses on longitudinally collected peripheral blood mononuclear cell (“PBMC”) and tumor tissue samples link observed clinical benefit and survivin-specific T cells, supporting DPX-Survivac’s unique mechanism of action. Key translational findings are outlined below:

·	Treatment generated a survivin-specific CD8+ T cell response in PBMC samples of 14/16 (87%) evaluable patients

·	Treatment induced infiltration of survivin-specific T cell clones into the tumors as early as day 56 following treatment, which was shown in an analysis of the TCRβ repertoires in five subjects who achieved SD.

1 https://pubmed.ncbi.nlm.nih.gov/29617814/

CONSOLIDATED CAPITALIZATION

Except as otherwise disclosed in this Prospectus and the documents incorporated by reference herein, there have been no material changes in the consolidated share and loan capital of IMV from March 31, 2020 to the date of this Prospectus.

USE OF PROCEEDS

The aggregate proceeds of distributions of Securities under this Prospectus shall not exceed US$125,000,000. The net proceeds to be received by the Corporation from the distribution from time to time of Securities under this Prospectus will be the gross proceeds of such issue less any commissions and expenses paid in connection therewith.

Unless otherwise specified in a Prospectus Supplement, the net proceeds received by the Corporation from the sale of the Securities will be used for working capital and general corporate purposes including, but not limited to, to advance the research and development and clinical advancement of the Corporation’s cancer and infectious disease vaccine candidates. A Prospectus Supplement will contain specific information about the use of proceeds from the sale of the Securities under that Prospectus Supplement.

More detailed information regarding the use of proceeds from the sale of the Securities will be described in any applicable Prospectus Supplement. Pending the application of the net proceeds, the Corporation intends to invest the net proceeds in investment-grade, interest-bearing securities, the primary objectives of which are liquidity and capital preservation.

Negative Cash Flow

The Corporation has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $130 million as of March 31, 2020. The ability of the Corporation to continue as a going concern is dependent upon raising additional financing through equity and non-dilutive funding and partnerships. There can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, develop or commercialize any products without future financings. These material uncertainties cast significant doubt as to the Corporation’s ability to meet its obligations as they come due and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. If the Corporation is unable to obtain additional financing when required, the Corporation may have to substantially reduce or eliminate planned expenditures or the Corporation may be unable to continue operations.

The Corporation’s ability to continue as a going concern is dependent upon its ability to fund its research and development programs and defend its patent rights. It is expected that proceeds from the sale of Securities under the Prospectus will be used to fund anticipated negative cash flow from operating activities, as described above.

Plan of Distribution

The Corporation may offer and sell its Securities to or through underwriters, dealers, placement agents or other intermediaries and the Corporation may also offer and sell its Securities directly to one or more purchasers or through agents in negotiated transactions, block trades, equity lines of credit or a combination of these methods, subject to obtaining any applicable exemption from registration requirements. The Securities offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at:

-	a fixed price or prices, which may be changed from time to time;

-	market prices prevailing at the time of sale;

-	negotiated prices related to such prevailing market prices; or

-	other negotiated prices, including sales in transactions that are deemed to be “at-the-market” distribution”, including sales made directly on the Nasdaq or other existing trading markets for the Securities.

The Corporation may only offer and sell the Securities pursuant to a Prospectus Supplement during the 25-month period that this Prospectus, including any amendments hereto, remains effective. The Prospectus Supplements for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Securities being offered, the name or names of any underwriters, dealers, placement agents, other intermediaries or agents, the purchase price of such Securities, the proceeds to the Corporation from such sale, any underwriting commissions or discounts and other items constituting compensation and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers, placement agents, other intermediaries or agents. Only underwriters, dealers, placement agents, other intermediaries or agents so named in the Prospectus Supplements are deemed to be underwriters in connection with the Securities offered thereby.

In connection with the sale of Securities, underwriters, dealers, placement agents, other intermediaries or agents may receive compensation from the Corporation or from purchasers of Securities for whom they may act as intermediary or agents in the form of discounts, concessions or commissions. Underwriters, dealers, placement agents, other intermediaries or agents that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from the Corporation and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

If so indicated in the applicable Prospectus Supplements, the Corporation may authorize dealers, placement agents, other intermediaries or other persons acting as its agents to solicit offers by certain institutions to purchase the Securities directly from the Corporation pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplements, which will also set forth the commission payable for solicitation of these contracts.

Any offering of Preferred Shares, Warrants, Units or Subscription Receipts will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplements, the Preferred Shares, Subscription Receipts, Warrants or Units will not be listed on any securities or stock exchange or on any automated dealer quotation system. Unless otherwise specified in the applicable Prospectus Supplements, there is no market through which the Preferred Shares, Subscription Receipts, Warrants or Units may be sold and purchasers may not be able to resell Preferred Shares, Subscription Receipts, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Certain dealers may make a market in the Preferred Shares, Subscription Receipts, Warrants or Units.

The Prospectus Supplements will set forth the terms of the offering of Securities, including:

-	the name or the names of any underwriters, dealers, placement agents, other intermediaries or agents, if any;

-	the offering price (in the event the offering is a fixed-price distribution);

-	the currency or currencies in which the securities will be offered;

-	the manner in which the offering price will be determined (in the event the offering is a non-fixed price distribution);

-	the proceeds to the Corporation from that sale, if determinable;

-	any delayed delivery arrangements;

-	any underwriting commissions, fees, discounts and other items constituting underwriters’ compensation;

-	any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers; and

-	any other securities exchanges on which the Securities may be listed, if any.

Only the underwriters, dealers, placement agents, other intermediaries or agents named in a Prospectus Supplement are deemed to be underwriters in connection with the Securities offered by that Prospectus Supplement.

The Common Shares may be sold, from time to time in one or more transactions at a fixed price or prices that may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices.

Under agreements that may be entered into by IMV, underwriters, dealers, placement agents, other intermediaries or agents who participate in the distribution of Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under any applicable Canadian provincial securities legislation, or to contributions with respect to payments that such underwriters, dealers or agents may be required to make in that respect.

By Underwriters, Dealers, Placement Agents or Other Intermediaries

If underwriters, dealers, placement agents or other intermediaries are used in the sale, the Securities will be acquired by such underwriters, dealers, placement agents or other intermediaries for their own account, as principals, and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers, placement agents or other intermediaries may be changed from time to time. Unless otherwise set forth in the Prospectus Supplements relating thereto, the obligations of underwriters, dealers, placement agents or other intermediaries to purchase the Securities will be subject to certain conditions, but the underwriters, dealers, placement agents or other intermediaries will be obligated to purchase all of the Securities offered by the Prospectus Supplements if any of such Securities are purchased. The Corporation may agree to pay the underwriters, dealers, placement agents or other intermediaries a fee or commission for various services relating to the offering of any Securities. Any such fees or commissions will be paid out of the general corporate funds of the Corporation.

In compliance with the guidelines of the Financial Regulatory Authority Inc. (“FINRA”) and subject to the approval of FINRA, the maximum aggregate value of all compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds from the sale of Securities pursuant to this Prospectus and any applicable Prospectus Supplement. If 5% or more of the net proceeds of any offering of Securities made under this Prospectus will be received by a FINRA member participating in the offering or affiliates or associated persons of such FINRA member, the offering will be conducted in accordance with FINRA Rule 5121 (or any successor rule).

By Agents

The Securities may also be sold through agents designated by the Corporation. Any agent involved will be named, and any fees or commissions payable by the Corporation to such agent will be set forth, in the applicable Prospectus Supplements. Any such fees or commissions will be paid out of the general corporate funds of the Corporation. Unless otherwise indicated in the Prospectus Supplements, any agent will be acting on a best efforts basis for the period of its appointment.

Direct Sales

Securities may also be sold directly by the Corporation at such prices and upon such terms as agreed to by the Corporation and the purchaser. In this case, no underwriters, dealers, placement agents, other intermediaries or agents would be involved in the offering.

General Information

Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from the Corporation and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

Underwriters or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under Canadian provincial and United States securities legislation, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof. Such underwriters or agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

The Corporation may enter into derivative transactions with third parties, or sell securities not covered by this Prospectus to third parties in privately negotiated transactions. If the applicable Prospectus Supplement indicates, in connection with those derivatives, the third parties may sell Securities covered by this Prospectus and the applicable Prospectus Supplement, including in short sale transactions. If so, the third parties may use Securities pledged by the Corporation or borrowed from the Corporation or others to settle those sales or to close out any related open borrowings of stock, and may use Securities received from the Corporation in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be identified in the applicable Prospectus Supplement.

One or more firms, referred to as “remarketing firms”, may also offer or sell the Securities, if the Prospectus Supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for the Corporation. These remarketing firms will offer or sell the Securities in accordance with the terms of the Securities. The Prospectus Supplement will identify any remarketing firm and the terms of its agreement, if any, with the Corporation and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the Securities they remarket.

In connection with any offering of Securities, other than an “at-the-market” distribution, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time and will be subject to applicable law. With respect to an “at-the-market” distribution, no underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

DESCRIPTION OF SHARE CAPITAL

IMV’s authorized share capital consists of an unlimited number of Common Shares and Preferred Shares issuable in series, all without par value. As of the date hereof, a total of 61,695,267 Common Shares and no Preferred Shares are issued and outstanding.

On May 2, 2018, the Corporation filed articles of amendment to give effect to a consolidation of its Common Shares on the basis of 1 post-consolidation Common Share for each 3.2 pre-consolidation Common Shares.

Common Shares

The Common Shares of the Corporation rank junior to the Preferred Shares with respect to the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of the Corporation. In the event of liquidation, dissolution or winding-up of the Corporation, subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive all the remaining property and assets of the Corporation. The holders of Common Shares are entitled to receive notice of and to attend and to vote at all meetings of the shareholders of the Corporation and each Common Share, when represented at any meeting of the shareholders of the Corporation, carries the right to one vote.

The Securities offered pursuant to this Prospectus may include Common Shares issuable upon conversion or exchange of any Preferred Shares of any series or upon conversion of any Subscription Receipts or upon exercise of any Warrants.

Preferred Shares

The Preferred Shares of the Corporation are issuable from time to time in one or more series as determined by the Board of Directors of the Corporation. The Board of Directors of the Corporation may determine, before issuance, the designation, rights, privileges and restrictions attached to each series of Preferred Shares including the rate of preferential dividends, the dates of payment thereof, the redemption price and the terms of redemption, voting rights and conversion rights (if any), the whole subject to the filing of articles of amendment setting forth the designation, rights, privileges, restrictions, conditions and limitations attaching to the Preferred Shares of such series and the issuance of a certificate of amendment in respect thereof. If any cumulative dividends or amounts payable on return of capital in respect of a series of Preferred Shares are not paid in full, the Preferred Shares of all series shall participate rateably in respect of accumulated dividends and return of capital. The holders of Preferred Shares are entitled to priority over holders of any Common Shares of the Corporation with respect to the payment of dividends or the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation. Except as required by law or in accordance with any voting rights which may from time to time be attached to any series of Preferred Shares, the holders of the Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meetings of the shareholders of the Corporation.

The description of general terms and provisions of Preferred Shares described in any Prospectus Supplement will include, where applicable:

-	the number of Preferred Shares offered;

-	the designation of the series;

-	the price at which the Preferred Shares will be offered;

-	the currency or currencies in which the Preferred Shares will be offered;

-	the annual dividend rate, if any, and whether the dividend rate is fixed or variable, the date from which dividends will accrue, and the dividend payment dates;

-	the price and the terms and conditions for redemption, if any, including redemption at the Corporation’s option or at the option of the holder, including the time period for redemption, and payment of any accumulated dividends;

-	the terms and conditions, if any, for conversion or exchange for shares of any other class of the Corporation or any other series of Preferred Shares, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

-	the voting rights, if any;

-	whether the Preferred Shares will be listed on any exchange;

-	the material United States and Canadian federal income tax consequences of owning the Preferred Shares; and

-	any other material terms, conditions and rights (or limitations on such rights) of the Preferred Shares.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following description of the terms of Subscription Receipts sets forth certain general terms and provisions of Subscription Receipts in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by the Corporation with the applicable securities commissions or similar regulatory authorities after it has been entered into by IMV and will be available electronically at www.sedar.com. Pursuant to the subscription receipt agreement, original purchasers of Subscription Receipts will have a contractual right of rescission against the Corporation, following the issuance of the underlying Common Shares or other securities to such purchasers upon the surrender or deemed surrender of the Subscription Receipts, to receive the amount paid for the Subscription Receipts in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Subscription Receipts.

The description of general terms and provisions of Subscription Receipts described in any Prospectus Supplement will include, where applicable:

-	the number of Subscription Receipts offered;

-	the price at which the Subscription Receipts will be offered;

-	if other than Canadian dollars, the currency or currency unit in which the Subscription Receipts are denominated;

-	the procedures for the exchange of the Subscription Receipts into Common Shares, Preferred Shares or other securities;

-	the number of Common Shares, Preferred Shares or other securities that may be obtained upon exchange of each Subscription Receipt;

-	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

-	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

-	whether the Subscription Receipts will be listed on any exchange;

-	the material United States and Canadian federal tax consequences of owning the Subscription Receipts; and

-	any other material terms, conditions and rights (or limitations on such rights) of the Subscription Receipts.

The Corporation reserves the right to set forth in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Subscription Receipts.

DESCRIPTION OF WARRANTS

The following description, together with the additional information the Corporation may include in any applicable Prospectus Supplement, summarizes the material terms and provisions of the Warrants that the Corporation may offer under this Prospectus in one or more series. While the terms the Corporation has summarized below will apply generally to any Warrants that it may offer under this Prospectus, the Corporation will describe the particular terms of any series of Warrants that it may offer in more detail in the applicable Prospectus Supplement.

Unless the applicable Prospectus Supplement otherwise indicates, Warrants will be issued under and governed by the terms of one or more warrant indentures (each, a “Warrant Indenture”) between the Corporation and a warrant trustee that the Corporation will name in the relevant Prospectus Supplements. Each warrant trustee will be a financial institution authorized to carry on business as a trustee in Canada.

This summary of some of the provisions of the Warrants is not complete. The statements made in this Prospectus relating to any Warrant Indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Warrant Indenture or Prospectus Supplement. Prospective purchasers should refer to the Prospectus Supplement and Warrant Indenture, if applicable, relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any Warrant Indenture relating to an offering of Warrants will be filed by the Corporation with the applicable securities regulatory authorities in Canada after the Corporation has entered into it and will be available electronically at www.sedar.com.

The applicable Prospectus Supplements relating to any Warrants offered by the Corporation will describe the particular terms of those Warrants and include specific terms relating to the offering. This description will include, where applicable:

-	the designation and aggregate number of Warrants;

-	the price at which the Warrants will be offered;

-	the currency or currencies in which the Warrants will be offered;

-	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

-	the number and type of Securities that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Securities may be purchased upon exercise of each Warrant;

-	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each Security;

-	the date or dates, if any, on or after which the Warrants and the other Securities with which the Warrants will be offered will be transferable separately;

-	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

-	whether the Warrants will be listed on any exchange;

-	material United States and Canadian federal income tax consequences of owning the Warrants; and

-	any other material terms or conditions of the Warrants.

Each Warrant will entitle the holder to purchase Common Shares, Preferred Shares or other Securities, as specified in the applicable Prospectus Supplement at the exercise price that the Corporation describes therein. Unless the Corporation otherwise specifies in the applicable Prospectus Supplement, holders of the Warrants may exercise the Warrants at any time up to the specified time on the expiration date that it sets forth in the applicable Prospectus Supplement. After the close of business on the expiration date, unexercised Warrants will become void.

The Warrant Indenture, if any, and the warrant certificate will specify that upon the subdivision, consolidation, reclassification or other material change of the underlying Common Shares, Preferred Shares or other Securities or any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation’s assets, the Warrants will thereafter evidence the right of the holder to receive the Securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares, Preferred Shares or other Securities to which the holder of similar securities of the Corporation would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares, Preferred Shares or other Securities of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares, Preferred Shares or other Securities, as the case may be, to be issued to holders of Warrants.

Prior to the exercise of any Warrants, holders of the Warrants will not have any of the rights of holders of the underlying securities of the Corporation, including the right to receive payments of dividends, if any, on the underlying securities of the Corporation, or to exercise any applicable right to vote.

The Corporation reserves the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

DESCRIPTION OF UNITS

The Corporation may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described above may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

Prior Sales

Except as disclosed under this heading, no other Common Shares or securities exchangeable or convertible into Common Shares have been issued during the twelve-month period preceding the date of this Prospectus.

Common Shares

During the twelve-month period prior to the date of this Prospectus Supplement, the Corporation has issued:

a)	an aggregate of 2,062,078 Common Shares pursuant to an equity distribution agreement with Piper Sandler & Co. and prospectus supplement dated March 18, 2020, at prices ranging from US$1.521 - US$3.668 per Common Share, with the weighted average price being US$2.655 per Common Share.

b)	an aggregate of 8,770,005 Common Shares and 3,069,501 Common Share purchase warrants (the “May 2020 Warrants”) pursuant to a private placement of units (the “May 2020 Units”) completed on May 7, 2020, each May 2020 Unit being comprised of one Common Share and 0.35 May 2020 Warrant. Each whole May 2020 Warrant entitles its holder to purchase one additional Common Share at a price of $3.72 per Common Share until May 7, 2022.

c)	An aggregate of 76,920 Common Shares issued upon redemption of 79,106 deferred share units (“DSUs”) on March 26, 2020 in accordance with the terms of the Corporation’s deferred share unit plan.

d)	An Aggregate of 188,958 Common Shares issued on the exercise of stock options granted pursuant to the Corporation’s amended stock option plan, particulars of which are set forth in the following table:

Issuance Date	Number of Common Shares Issued	Number of Options Exercised		Price
June 3, 2019	14,819	24,407	(1)	N/A	(1)
September 11, 2019	9,375	9,375		$2.112
September 18, 2019	9,375	9,375		$2.112
January 28, 2020	37,386	62,500	(1)	N/A	(1)
January 29, 2020	15,625	15,625		$2.112
January 29, 2020	2,928	4,688	(1)	N/A	(1)
January 30, 2020	10,112	15,625	(1)	N/A	(1)
January 31, 2020	11,213	17,188	(1)	N/A	(1)
June 1, 2020	78,125	78,125		$2.82

(1)	Cashless exercise of options pursuant to the cashless exercise provision of the amended stock option plan.

Stock Options

During the twelve-month period preceding the date of this Prospectus Supplement, the Corporation granted stock options pursuant to its amended stock option plan exercisable for an aggregate of 345,850 Common Shares. The particulars of such grants are set forth in the following table:

Date of Grant	Number of Options Granted	Exercise Price
November 7, 2019	100,000	$3.95
January 30, 2020	245,850	$5.98

Deferred Share Units

During the twelve-month period preceding the date of this Prospectus Supplement, the Corporation granted DSUs pursuant to its deferred share unit plan exercisable for an aggregate of 160,838 Common Shares. The particulars of such grants are set forth in the following table:

Date of Grant	Number of DSUs Granted	Grant Date Fair Value
June 30, 2019	36,423	US$	2.90
September 30, 2019	36,931	US$	2.86
December 31, 2019	37,062	US$	2.85
March 31, 2020	50,422	US$	1.63

trading price and volume

The Common Shares are currently listed on the TSX under the symbol “IMV” and Nasdaq under the symbol “IMV”.

The following table provides the price ranges and trading volume of the Common Shares on the TSX for the periods indicated below:

	Price Ranges
	High	Low	Total Cumulative Volume
June 2019	C$5.91	C$3.58	1,446,270
July 2019	C$4.60	C$3.55	592,613
August 2019	C$4.20	C$3.06	593,529
September 2019	C$4.40	C$3.22	397,164
October 2019	C$4.10	C$3.01	689,477
November 2019	C$3.95	C$2.77	1,003,585
December 2019	C$4.10	C$3.30	748,590
January 2020	C$6.52	C$3.70	1,255,811
February 2020	C$6.69	C$2.87	2,630,254
March 2020	C$4.75	C$1.98	4,080,927
April 2020	C$3.55	C$2.11	2,032,894
May 2020	C$5.53	C$2.94	3,690,494
June 1-25, 2020	C$4.44	C$3.50	1,449,717

On June 25, 2020, the last trading day of the Common Shares on the TSX before the date of this Prospectus, the closing price of the Common Shares was C$3.81.

The following table provides the price ranges and trading volume of the Common Shares on Nasdaq for the periods indicated below:

	Price Ranges
	High	Low	Total Cumulative Volume
June 2019	US$4.50	US$2.69	703,778
July 2019	US$3.82	US$2.72	305,853
August 2019	US$3.13	US$2.25	143,136
September 2019	US$3.31	US$2.48	121,673
October 2019	US$3.16	US$2.29	109,836
November 2019	US$3.19	US$2.11	205,451
December 2019	US$3.11	US$2.52	534,473
January 2020	US$4.93	US$2.85	1,158,669
February 2020	US$5.12	US$2.13	2,055,492
March 2020	US$3.60	US$1.35	7,742,768
April 2020	US$2.50	US$1.50	3,765,869
May 2020	US$4.00	US$2.06	8,713,265
June 1-25, 2020	US$3.20	US$2.55	4,070,253

On June 25, 2020, the last trading day of the Common Shares on Nasdaq before the date of this Prospectus, the closing price of the Common Shares was US$2.78.

Risk Factors

An investment in the Corporation’s securities involves risk. Before you invest in the Securities, you should carefully consider the risks contained in or incorporated by reference into this Prospectus and any applicable Prospectus Supplement, including the risks described below and in the AIF and Annual MD&A, which are incorporated by reference into this Prospectus. The discussion of risks related to the business of the Corporation contained in or incorporated by reference into this Prospectus comprises material risks of which the Corporation is aware. If any of the events or developments described actually occurs, the business, financial condition or results of operations of the Corporation would likely be adversely affected.

Risks Relating to the Securities

The share price has been and is likely to continue to be volatile and an investment in Common Shares may suffer a decline in value.

The market price of the Common Shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors such as the financial position of the Corporation and the ability of the Corporation to continue as a going concern; the ability to raise additional capital; the progress of the clinical trials; the ability to obtain partners and collaborators to assist with the future development of the products; general market conditions; announcements of technological innovations or new product candidates by the Corporation, the Corporation collaborators or its competitors; published reports by securities analysts; developments in patent or other intellectual property rights; public concern as to the safety and efficacy of drugs that the Corporation and its competitors develop; and shareholder interest in the Common Shares all contribute to the volatility of the share price.

Future sales of Common Shares by the Corporation or by its existing shareholders could cause share price to fall.

The issuance of Common Shares by the Corporation could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of the Common Shares. Sales by existing shareholders of a large number of Common Shares in the public market and the issuance of Common Shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of the Common Shares to decline and have an undesirable impact on the Corporation’s ability to raise capital.

Dilution of purchasers.

Purchasers who purchase Securities offered pursuant to this Prospectus may pay more for the Common Shares than the amounts paid by existing shareholders or security holders of the Corporation for their Common Shares. As a result, such purchasers may incur immediate and substantial dilution. Convertible securities have been issued and may be issued in the future by the Corporation at a lower price than the current market value of the Common Shares, consequently, purchasers who purchase Common Shares under the offering of Securities hereunder may incur substantial dilution in the near future.

No dividends have been paid on the Common Shares.

The Corporation has paid no cash dividends on any of its Common Shares to date and currently intends to retain its future earnings, if any, to fund the development growth of its businesses. In addition, the terms of any future debt or credit facility may preclude the Corporation from paying any dividends unless certain consents are obtained and certain conditions are met.

United States investors may not be able to obtain enforcement of civil liabilities against the Corporation.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Corporation is governed by the Canada Business Corporations Act, that the majority of the Corporation officers and directors are residents of Canada, and that all, or a substantial portion of their assets and a substantial portion of the Corporation’s assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Corporation or certain of the Corporation’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Corporation or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Corporation or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

If the Corporation is a passive foreign investment company (“PFIC”) for United States federal income tax purposes, certain adverse tax rules may apply to U.S. Holders of the Common Shares.

Based on estimates of the composition of the Corporation’s income and the value of its assets, the Corporation believes that it is a PFIC for United States federal income tax purposes for the 2019 taxable year, and that it is likely to be a PFIC for the 2020 taxable year.

The Corporation will be classified as a PFIC for any taxable year for United States federal income tax purposes if either (i) 75% or more of its gross income in that taxable year is passive income or (ii) the average percentage of its assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%.

PFIC status is determined annually and depends upon the composition of a company’s income and assets and the market value of its stock from time to time. Therefore, there can be no assurance as to the Corporation’s PFIC status for future taxable years. The value of the Corporation’s assets will be based, in part, on the then market value of its Common Shares, which is subject to change.

If the Corporation is a PFIC for any taxable year during which a U.S. Holder (as defined under “Certain U.S. Federal Income Tax Considerations” in this prospectus) holds Common Shares, such U.S. Holders could be subject to adverse United States federal income tax consequences whether or not the Corporation continues to be a PFIC. For example, U.S. Holders may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. If the Corporation is a PFIC during a taxable year which a U.S. Holder holds Common Shares, such U.S. Holder may be able to make a “mark-to-market” election or a “qualified electing fund” election that could mitigate the adverse United States federal income tax consequences that would otherwise apply to such U.S. Holder. Although upon request of a U.S. Holder, the Corporation will provide the information necessary for a U.S. Holder to make the qualified electing fund election, no assurance can be given that such information will be available for any lower-tier PFIC that the Corporation does not control. See “Certain U.S. Federal Income Tax Considerations” for additional information.

IMV is an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make the Common Shares less attractive to investors.

IMV is an “emerging growth company” as defined in the JOBS Act. IMV will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which the Corporation has total annual gross revenue of US$1.07 billion or more; (ii) the last day of the fiscal year ending after the fifth anniversary of the date of the completion of the first sales of its common equity pursuant to an effective registration statement under the U.S. Securities Act; (iii) the date on which the Corporation has issued more than US$1 billion in non-convertible debt securities during the prior three-year period; or (iv) the date IMV qualifies as a “large accelerated filer” under the rules of the SEC, which means the market value of Common Shares held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter after the Corporation has been a reporting company in the United States for at least 12 months. For so long as IMV remains an emerging growth company, it is permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (2002), as amended.

IMV may take advantage of some, but not all, of the available exemptions available to emerging growth companies. IMV cannot predict whether investors will find its Common Shares less attractive if the Corporation relies on these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the share price may be more volatile.

As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its U.S. shareholders.

The Corporation is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Corporation is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of IMV as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Corporation is exempt from the proxy rules under the U.S. Exchange Act.

The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation.

In order to maintain its current status as a foreign private issuer, a majority of the Corporation’s Common Shares must be either directly or indirectly owned of record by non-residents of the United States unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Corporation fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Corporation under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Corporation incurs as a Canadian foreign private issuer eligible to use MJDS. If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Corporation may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSiderations

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring, owning or disposing of any Securities offered thereunder including, to the extent applicable, whether any dividends or interest relating to the Securities will be subject to Canadian non-resident withholding tax.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Subject to the limitations and qualifications stated herein, this discussion sets forth material U.S. federal income tax considerations relating to the acquisition, ownership and disposition by U.S. Holders (as hereinafter defined) of the Common Shares. The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”) all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders. This discussion of a U.S. Holder’s tax consequences addresses only those persons that acquire Common Shares in this offering and that hold those Common Shares as capital assets (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate and gift tax consequences, alternative minimum tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

·	banks, insurance companies, and certain other financial institutions;

·	U.S. expatriates and certain former citizens or long-term residents of the United States;

·	dealers or traders in securities who use a mark-to-market method of tax accounting;

·	persons holding Common Shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Common Shares;

·	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

·	brokers, dealers or traders in securities, commodities or currencies;

·	tax-exempt entities or government organizations;

·	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

·	regulated investment companies or real estate investment trusts;

·	persons who acquired the Common Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

·	persons required to accelerate the recognition of any item of gross income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement;

·	persons holding the Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

·	persons who own (directly or through attribution) 10% or more (by vote or value) of the outstanding Common Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Common Shares and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of Common Shares.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Common Shares and is:

·	An individual who is a citizen or individual resident of United States;

·	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

·	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

·	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.

PERSONS CONSIDERING AN INVESTMENT IN COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS.

Passive Foreign Investment Company Rules

If the Corporation is classified as a PFIC in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

·	at least 75% of its gross income is passive income (such as interest income); or

·	at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

The Corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation, the equity of which it owns, directly or indirectly, 25% or more (by value).

Based on the composition of the Corporation’s income and the value of its assets, the Corporation believes that it was a PFIC for United States federal income tax purposes for the 2019 taxable year and, based on estimates of the Corporation’s income and assets for 2020, the Corporation believes that it is likely to be a PFIC for the 2020 taxable year. A separate determination must be made after the close of each taxable year as to whether the Corporation is a PFIC for that year, and as a result, its PFIC status may change from year to year. The total value of the Corporation’s assets for purposes of the asset test generally will be calculated using the market price of the Common Shares, which may fluctuate considerably. Fluctuations in the market price of the Common Shares may result in the Corporation’s being a PFIC for any taxable year. Because of the uncertainties involved in establishing the Corporation’s PFIC status, there can be no assurance regarding if the Corporation currently is treated as a PFIC, or may be treated as a PFIC in the future.

If the Corporation is classified as a PFIC in any year with respect to which a U.S. Holder owns the Common Shares, the Corporation will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the Common Shares, regardless of whether the Corporation continues to meet the tests described above unless (i) the Corporation ceases to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules or for the period immediately preceding the Corporation’s cessation in meeting the tests described above the Common Shares were subject to a mark-to-market election, or (ii) the U.S. Holder makes a Qualified Electing Fund Election (“QEF Election”) with respect to all taxable years during such U.S. Holders holding period in which the Corporation is a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the Common Shares the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as the Corporation does not become a PFIC in a subsequent taxable year, the U.S. Holder’s Common Shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from the Corporation or any gain from an actual sale or other disposition of the Common Shares. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if the Corporation ceases to be a PFIC and such election becomes available.

For each taxable year the Corporation is treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of Common Shares, unless (i) such U.S. Holder makes a QEF Election or (ii) the Common Shares constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Absent the making of a QEF Election or a mark-to-market election, distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Common Shares will be treated as an excess distribution. Under these special tax rules:

·	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the Common Shares;

·	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Corporation became a PFIC, will be treated as ordinary income; and

·	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Common Shares cannot be treated as capital, even if a U.S. Holder holds the Common Shares as capital assets.

In addition, if the Corporation is a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions the Corporation receives from, and the Corporation’s dispositions of the stock of, any of the Corporation’s direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to the Corporation’s subsidiaries.

If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not the Corporation makes distributions, as capital gains, such U.S. Holder’s pro rata share of the Corporation's net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of the Corporation’s earnings in excess of the Corporation’s net capital gains. If the Corporation determines that it is a PFIC for this year or any future taxable year, the Corporation currently expects that it would provide the information necessary for U.S. Holders to make a QEF Election.

U.S. Holders also can avoid the interest charge on excess distributions or gain relating to the Common Shares by making a mark-to-market election with respect to the Common Shares, provided that the Common Shares are “marketable.” Common Shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the Common Shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. The Common Shares are listed on the Nasdaq and the TSX, which are qualified exchanges for these purposes. Consequently, if the Common Shares remain listed on the Nasdaq or the TSX and are regularly traded, and you are a holder of Common Shares, the Corporation expects the mark-to-market election would be available to U.S. Holders if the Corporation is a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the Common Shares.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the Common Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the Common Shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the Common Shares over the fair market value of the Common Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the Common Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the Internal Revenue Service (the “IRS”), unless the Common Shares cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that the Corporation owns, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to the Common Shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of the Corporation’s investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE WHETHER ANY OF THESE ELECTIONS WOULD BE AVAILABLE AND IF SO, WHAT THE CONSEQUENCES OF THE ALTERNATIVE TREATMENTS WOULD BE IN THEIR PARTICULAR CIRCUMSTANCES.

Unless otherwise provided by the United States Treasury Department (the “U.S. Treasury”), each U.S. shareholder of a PFIC is required to file a Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.

IMV STRONGLY URGES YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF THE CORPORATION’S PFIC STATUS ON YOUR INVESTMENT IN THE COMMON SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE COMMON SHARES.

Cash Dividends and Other Distributions

Subject to the discussion under “Passive Foreign Investment Company Rules” above, to the extent there are any distributions made with respect to the Common Shares, a U.S. Holder generally will be required to include in its gross income distributions received with respect to its Common Shares (including the amount of Canadian taxes withheld, if any) as dividend income, but only to the extent that the distribution is paid out of the Corporation’s current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated first as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in its Common Shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by the holder (as described below under “Sale or Disposition of Common Shares”). There can be no assurance that the Corporation will maintain calculations of the Corporation’s earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to the Common Shares will constitute ordinary dividend income. Dividends paid on the Common Shares will not be eligible for the dividends received deduction allowed to U.S. corporations.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if  (i) its Common Shares are readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury has determined is satisfactory for these purposes and (ii) if such foreign corporation is not a PFIC (as discussed above) for either the taxable year in which the dividend is paid or the preceding taxable year. The Common Shares are readily tradable on the Nasdaq, an established securities market in the United States, and the Corporation may be eligible for the benefits of the Treaty. Accordingly, subject to the PFIC rules discussed above, a non-corporate U.S. Holder may qualify for the reduced rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.

Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will generally be U.S. source ordinary income or loss.

If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should generally not be required to recognize foreign currency gain or loss in respect of the dividend income.

If a U.S. Holder is subject to Canadian withholding taxes (at the rate applicable to such U.S. Holder) with respect to dividends paid on the Common Shares, such U.S. Holder may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid. Complex limitations apply to the foreign tax credit. Dividends paid by the Corporation generally will constitute “foreign source” income and generally will be categorized as “passive category income.” Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Sale or Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the Common Shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of the Common Shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Common Shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the Common Shares determined in U.S. dollars. The initial tax basis of the Common Shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the Common Shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the Common Shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date). An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.

Subject to the discussion under “Passive Foreign Investment Company Rules” above, such gain or loss will be capital gain or loss and will be long-term gain or loss if the Common Shares have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Medicare Contribution Tax

Certain U.S. Holders that are individuals, estates or certain trusts must pay a 3.8% tax, or “Medicare contribution tax”, on their “net investment income.” Net investment income generally includes, among other things, dividend income and net gains from the disposition of stock. A U.S. Holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare contribution tax to its income and gains in respect of its investment in the Common Shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Certain Reporting Requirements

U.S. Holders paying more than $100,000 for the Common Shares generally may be required to file IRS Form 926 reporting the payment of the offer price for the Common Shares to us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the Common Shares.

LEGAL MATTERS

Unless specified in the applicable Prospectus Supplement, certain Canadian legal matters will be passed upon on behalf of the Corporation by McCarthy Tétrault LLP. Certain legal matters relating to United States law will be passed upon on behalf of the Corporation by Troutman Sanders LLP. As of the date hereof, the partners and associates of McCarthy Tétrault LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

Any Securities offered pursuant to this Prospectus, including by way of at-the-market offerings, will be conducted in accordance with applicable securities legislation in Canada and the United States, and, if applicable, will be subject to regulatory approval or exemptive relief.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Corporation is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Halifax, Nova Scotia, Canada. PricewaterhouseCoopers LLP has confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and within the meaning of the SEC.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., at its principal offices located in Toronto, Ontario, Canada or Montréal, Québec, Canada.

Agent for service of Process

Julia Gregory, Wayne Pisano and Markus Warmuth, directors of the Corporation, all reside outside of Canada and have appointed IMV Inc., 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4, as agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a short form prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

In an offering of Preferred Shares, Subscription Receipts, Warrants and Units (collectively, “Convertible Securities”), investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus and the accompanying Prospectus Supplements is limited, in certain provincial securities legislation, to the price at which such security is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal advisor. By virtue of their purchase of Convertible Securities, original purchasers will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Convertible Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the securities issued to such purchaser upon conversion of such Convertible Securities, in the event that this Prospectus, as supplemented by an applicable Prospectus Supplement relating to such Convertible Securities, as amended, contains a misrepresentation, provided that the right of rescission is exercised within 180 days of the date of the purchase of the Convertible Securities. This contractual right of rescission will be consistent with the statutory right of rescission described under section 137 of the Securities Act (Nova Scotia), and is in addition to any other right or remedy available to original purchasers under section 137 the Securities Act (Nova Scotia) or otherwise to law. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights, or consult with a legal advisor.

Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

ENFORCEABILITY OF CIVIL Liabilities

The Corporation is incorporated under, and governed by, the laws of Canada. Many of its officers and directors and experts named in this Prospectus are resident outside of the United States, and a majority of their assets, and the assets of IMV, are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws. There is doubt as to whether Canadian courts would enforce the civil liability claims brought under United States federal securities laws in original actions and/or enforce claims for punitive damages. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

IMV has filed with the SEC, concurrently with the filing of its U.S. Registration Statement on Form F-10 of which this Prospectus Supplement and the Base Shelf Prospectus form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, IMV appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving IMV in a U.S. court arising out of or related to or concerning the Offering of Offered Shares under the U.S. Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

14,285,714 Units

IMV INC.

Prospectus Supplement

Wells Fargo Securities	Cantor

BTIG	iA Private Wealth Inc.

July 15, 2021